UNION PACIFIC

BUILDING AMERICA®

UNION PACIFIC CORPORATION 2006 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Millions of Dollars, Except Per Share Amounts and Ratios	*2006*	*2005*	*2004*
FOR THE YEAR			
Operating Revenue	$15,578	$13,578	$12,215
Operating Income	2,884	1,795	1,295
Net Income	1,606	1,026	604
Per Share — Basic:	5.96	3.89	2.33
Per Share — Diluted:	5.91	3.85	2.30
Dividends Declared Per Share	1.20	1.20	1.20
Capital Investments	2,242	2,169	1,876
Cash Provided by Operating Activities	2,880	2,595	2,257
Free Cash Flow (a)	516	234	215
AT YEAR-END			
Total Assets	$36,515	$35,620	$34,596
Total Debt	6,780	7,416	8,131
Common Shareholders' Equity	15,312	13,707	12,655
Equity Per Common Share (b)	56.68	51.41	48.58
FINANCIAL RATIOS (%)			
Operating Margin	18.5	13.2	10.6
Operating Ratio	81.5	86.8	89.4
Lease Adjusted Debt to Capital (c)	40.2	43.6	45.1
Return on Average Common Shareholders' Equity	11.1	7.8	4.8
Return on Invested Capital (d)	8.2	6.4	4.7

(a) *Free cash flow is defined as cash provided by operating activities less cash used in investing activities less dividends paid. Free cash flow is not considered a financial measure under accounting principles generally accepted in the United States (GAAP) by SEC Regulation G and Item 10 of SEC Regulation S-K. For a reconciliation to GAAP, please see Item 7 of the 2006 Annual Report on Form 10-K.*

(b) *Equity per common share is calculated as follows: common shareholders' equity divided by common shares issued less treasury shares outstanding.*

(c) *Lease adjusted debt to capital is computed as follows: total debt plus net present value of operating leases divided by total debt plus equity plus net present value of operating leases. Lease adjusted debt to capital is considered a non-GAAP financial measure by SEC Regulation G and Item 10 of SEC Regulation S-K. For a reconciliation to GAAP, please see Item 7 of the 2006 Annual Report on Form 10-K.*

(d) *Union Pacific Corporation defines return on invested capital as follows: net income plus interest expense plus sale of receivables fees plus interest on present value of operating leases less taxes on interest and fees divided by average equity plus average debt plus average value of sold receivables plus average present value of operating leases. Return on invested capital is considered a non-GAAP financial measure by SEC Regulation G and Item 10 of SEC Regulation S-K. For a reconciliation to GAAP, please see Item 7 of the 2006 Annual Report on Form 10-K.*

OPERATING REVENUE
In millions of dollars



12,215
13,578
15,578
04
05
06

OPERATING INCOME
In millions of dollars



1,295
1,795
2,884
04
05
06

FREE CASH FLOW*
In millions of dollars



215
234
516
04
05
06

*Refer to (a) above

RETURN ON INVESTED CAPITAL*
Percentage



4.7
6.4
8.2
04
05
06

*Refer to (d) above

Fellow Shareholders:

Union Pacific today is a company that is committed to improving safety, strengthening financial returns, increasing value to our customers, and providing critical benefits to the economy of our country and the communities where we operate. We achieved a number of milestones in 2006, highlighting the value of our franchise and the dedication of our employees.

Union Pacfic's Growth Strategy

Our Company is growing. The records we set in 2006 created a platform to continue rewarding our shareholders in 2007 and beyond. Looking ahead, we see even greater growth opportunities. Customers need our investment in additional rail capacity so they can grow. We move the food, vehicles, plastics, coal, lumber and consumer goods that people use every day. Our communities are increasingly aware that UP's rail network strengthens their local economies and connects them to the rest of the world.

Our strategy is to enhance the long-term value of our company by serving the nation's growing need for quality transportation. We will achieve this strategy by providing valued service to our customers, improving the efficiency of our operations, leveraging our franchise diversity and making growth investments in corridors where we have a strategic advantage.

Strong 2006 Business Volumes Lead Record Year

Our 2006 business volumes started out strong, growing 4 percent in the first quarter. Seven-day carloadings, a measure of our business volume, topped the 200,000 mark for the first time ever in June. Our busiest months generally are August through October, so setting the carloading record in June was significant. With such an early surge in our business, the normal fall peak shipping season was expected to be even stronger. However, reduced housing starts, cuts in auto production and softness in the domestic intermodal market slowed the pace of our growth at year's end.

Total carloads in 2006 were a record 9.9 million, up 3 percent versus 2005. This growth helped each of our six business groups set revenue records for the second straight year. Our Energy, Intermodal and Automotive groups also set individual volume records:

- Coal-fired plants are the single largest generator of electricity in America today. We shipped 194 million tons of coal from the Southern Powder River Basin, an 8 percent increase, to support growing electrical demand.
- Intermodal volumes grew 6 percent, driven by double-digit growth in the movement of steamship containers carrying consumer goods that Americans need in their daily lives.
- UP's automotive shipments grew 5 percent to a record 834,000 carloads. With U.S. light vehicle sales declining 3 percent in the year, growth in automotive is a testament to the strength of UP's auto franchise.

We also experienced record growth in two emerging Agricultural markets. Ethanol and dried distiller grain soluables (DDGS), an ethanol co-product used for livestock feed, grew nearly 50 percent during 2006. In total, we moved more than 1.1 billion gallons of ethanol and 1.6 million tons of DDGS.

Increasing Customer Value

Operating initiatives aimed at network simplification, technology and capital investments drove better service reliability and efficiency throughout 2006. Network fluidity, as measured by velocity, terminal dwell times and rail car inventory, improved across the board while we moved record volumes. Our customers recognized the service gains, rating us 8 points higher on their satisfaction surveys in 2006.

Customers also saw the benefits of improved service from our Customer Inventory Management System (CIMS). This technology solution increases terminal throughput without adding physical capacity, prevents congestion and enhances service reliability. By the end of 2006, CIMS monitored nearly 80 percent of our daily industry volumes. Final rollouts will occur in 2007, achieving 100 percent coverage.

We are increasing customer value through our capacity programs as well. Our investments are designed to promote safety, service, growth and efficiency. In 2007, we are planning a $3.2 billion capital program that primarily is targeted at growth. We are committed to grow with our customers if the investment is justified by the financial returns.

Safety

Freight railroads are one of the safest industries in America, and we're committed to becoming even safer. During 2006, we made progress toward that goal.

One of the challenges the rail industry faces is the growth in both train and highway vehicle traffic, which in recent years has contributed to a nationwide increase in crossing accidents. We are working to reverse that trend with improved crossing visibility, technology and education. Both our new and current employees use locomotive simulators to help instill safe operating practices. We are addressing driver behavior through more than 7,000 public education classes, reaching over 425,000 citizens to promote greater crossing safety.

During 2006, rail shipments moved across our network more safely as we reduced the frequency of derailments 17 percent and the associated expense fell 13 percent. At the core of all these efforts is the safety of our employees, which improved 15 percent.

In 2007, we are continuing our partnership with Dow Chemical, Union Tank Car and the Federal Railroad Administration (FRA) on the "Next Generation Tank Car Project" to further improve the safety of chemical transportation through better tank car designs. We also are working with the FRA to conduct two pilot projects using Communications-Based Train Control. This technology enhances train safety and fuel efficiency through the use of GPS and onboard computers.

UP and the Environment

In addition to being one of the safest forms of transportation, rail is one of the most environmentally friendly. For example, railroads are generally three times more fuel efficient than trucks, and one intermodal train can take up to 280 trucks off our congested highways.

At UP, we are continually improving our fuel efficiency through better locomotive technology, engineer training and employee involvement programs, such as Fuel Masters. In 2006, we moved, on average, one ton of freight over 780 miles on a single gallon of diesel fuel – a nearly 30-mile improvement over the past two years. This improved fuel efficiency saved more than 50 million gallons of diesel in 2006.

In addition to promoting fuel conservation, greater fuel efficiency also reduces emissions. Today, we are teaming up with other rails, locomotive manufacturers and governmental authorities to develop low-emission technologies for application in new and existing models. This technology has the potential to reduce emissions in new switch locomotives by up to 80 percent.

Record Financial Results

Record demand, improved operational efficiency and enhanced network safety drove a financial performance in 2006 that, by nearly every key financial measure, was a "best ever" year:

- Operating revenue increased nearly 15 percent to $15.6 billion. Core price improvement, fuel surcharges and record volume gains all contributed to the growth.
- Operating income totaled $2.9 billion, up more than 60 percent.

- Net income increased 57 percent to $1.6 billion.
- Operating ratio improved 5.3 points to 81.5 percent.
- Free cash flow totaled $516 million after paying $322 million in dividends to our shareholders and voluntarily adding $150 million to fully fund our employee retirement plan.*

2007 Outlook

In January, we took additional steps to create value for our shareholders with an increased dividend and share repurchase program. Our Board of Directors approved a 17 percent quarterly dividend increase to $0.35 per share. The Board also authorized a repurchase of up to 20 million common shares to be completed by year-end 2009.

While we are somewhat cautious about the economic outlook at the start of 2007, we remain very optimistic about the long-term potential for our Company. We expect very strong demand for coal, international intermodal and ethanol, but slower housing and auto markets could offset some of the growth. Operationally, we expect to move increased tonnage across our network with greater efficiency.

Capacity expansion programs are needed to carry the record growth our customers are projecting. Our investments are targeted in corridors that support strong growth opportunities, primarily in coal and intermodal. They also allow us to enhance overall network fluidity and efficiency. Customers value the increased service reliability that results from more efficient operations. At the same time, they understand that today's transportation rates must support investments for future growth.

We are confident that our business returns will support these investments. Our return on invested capital improved 2.5 points in 2006, to 8.2 percent, and we are focused on further improvement.*

Employees - A Strength of UP

UP's employees are at the heart of our efforts to provide quality service, improve financial returns and support the communities in which we operate. This will continue to be true as our workforce changes over the next several years. Roughly 25 percent of UP's current employees are new to the Company since 2003. An ongoing priority for 2007 is recruiting top candidates with a diversity of experience, cultural backgrounds and interests to UP. Through efforts such as UP's Operations Management Training program, the U.S. Army's PaYS (Partnership for Youth Success), the Marine Civilian Development Program and college recruiting, we hired more than 6,400 new employees in 2006, and expect to hire another 4,500 in 2007. Recognition as a top employer by magazines such as *G.I. Jobs*, *Working Mother* and *LATINA Style* provides evidence that UP is an "Employer of Choice."

Although many long-service employees retired from Union Pacific over the past year, most noteworthy was our Chairman, Dick Davidson. Dick began his career in 1960 as a brakeman working his way through college. His retirement from Union Pacific in January 2007 marks the end of a long and successful chapter in the Company's history. We all owe Dick a huge debt of gratitude for his leadership and vision in helping create today's Union Pacific. We wish him a long, healthy and happy retirement, which is well deserved.

I am pleased to welcome two new board members, Andrew Card and Thomas (Mack) McLarty. Their varied backgrounds and diverse experience will be valued additions to our board, and I look forward to working with them in the years ahead.

Coming off a record-setting year in 2006, expectations for 2007 are high. We will measure success by how well we increase shareholder returns, deliver customer value, enhance our reputation in the communities where we operate and instill employee pride. Our safety initiatives, growth strategy, capital investments, environmental initiatives and training programs all are directed at achieving these goals. Union Pacific has a great history, and we're looking forward to a great future.

Jim Young
Chairman, President and Chief Executive Officer

* *For reconciliations to GAAP for our 2005 income tax adjusted return on invested capital and free cash flow calculations, please refer to the Union Pacific Web site under Investor Relations.*

DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Andrew H. Card, Jr.
Former White House Chief of Staff
Board Committees: Corporate Governance and Nominating, Finance

Erroll B. Davis, Jr.
Chancellor
University System of Georgia
Board Committees: Audit, Compensation and Benefits

Thomas J. Donohue
President and
Chief Executive Officer
U.S. Chamber of Commerce
Board Committees: Compensation and Benefits (Chair), Corporate Governance and Nominating

Archie W. Dunham
Retired Chairman
ConocoPhillips
Board Committees: Finance (Chair), Corporate Governance and Nominating

Judith Richards Hope
Distinguished Visitor from Practice
and Professor of Law
Georgetown University Law Center
Board Committees: Audit (Chair), Finance

Charles C. Krulak
General, USMC, Ret.
Former Commandant of the
United States Marine Corps
Board Committees: Audit, Finance

Michael W. McConnell
Managing Partner
Brown Brothers Harriman & Co.
Board Committees: Audit, Compensation and Benefits

Thomas F. McLarty III
President
Kissinger McLarty Associates
Board Committee: Finance

Steven R. Rogel
Chairman, President and
Chief Executive Officer
Weyerhaeuser Company
Board Committees: Corporate Governance and Nominating (Chair), Compensation and Benefits

James R. Young*
Chairman, President and
Chief Executive Officer
Union Pacific Corporation and
Union Pacific Railroad Company

EXECUTIVE OFFICERS

James R. Young*
Chairman, President and
Chief Executive Officer
Union Pacific Corporation and
Union Pacific Railroad Company

Dennis J. Duffy
Executive Vice President–Operations
Union Pacific Railroad Company

Charles R. Eisele
Senior Vice President–Strategic Planning
Union Pacific Corporation

Bernard R. Gutschewski
Vice President–Taxes
Union Pacific Corporation

J. Michael Hemmer
Senior Vice President–Law
and General Counsel
Union Pacific Corporation

Mary Sanders Jones
Vice President and Treasurer
Union Pacific Corporation

Robert M. Knight, Jr.
Executive Vice President–Finance
and Chief Financial Officer
Union Pacific Corporation

John J. Koraleski
Executive Vice President–
Marketing and Sales
Union Pacific Railroad Company

Mary E. McAuliffe
Vice President–External Relations
Union Pacific Corporation

Richard J. Putz
Vice President and Controller
Union Pacific Corporation

Barbara W. Schaefer
Senior Vice President–Human Resources
and Secretary
Union Pacific Corporation

Lynden L. Tennison
Senior Vice President and
Chief Information Officer
Union Pacific Corporation

Robert W. Turner
Senior Vice President–Corporate Relations
Union Pacific Corporation

Elected Chairman effective February 1, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 1-6075

UNION PACIFIC CORPORATION

(Exact name of registrant as specified in its charter)

UTAH	**13-2626465**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 DOUGLAS STREET, OMAHA, NEBRASKA

(Address of principal executive offices)

68179

(Zip Code)

(402) 544-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock (Par Value $2.50 per share)	New York Stock Exchange, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act):

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ___ No X

As of June 30, 2006, the aggregate market value of the registrant's Common Stock held by non-affiliates (using the New York Stock Exchange closing price) was $24.9 billion.

The number of shares outstanding of the registrant's Common Stock as of January 31, 2007, was 270,752,306.

Documents Incorporated by Reference – Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 3, 2007, are incorporated by reference into Part III of this report. The registrant's Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

TABLE OF CONTENTS
UNION PACIFIC CORPORATION

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	6
Item 1B.	Unresolved Staff Comments	9
Item 2.	Properties	9
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	12
	Executive Officers of the Registrant and Principal Executive Officers of Subsidiaries	13

PART II

Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
	Critical Accounting Policies	37
	Cautionary Information	41
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8.	Financial Statements and Supplementary Data	42
	Report of Independent Registered Public Accounting Firm	43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	71
Item 9A.	Controls and Procedures	71
	Management's Annual Report on Internal Control Over Financial Reporting	72
	Report of Independent Registered Public Accounting Firm	73
Item 9B.	Other Information	74

PART III

Item 10.	Directors, Executive Officers, and Corporate Governance	75
Item 11.	Executive Compensation	75
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	75
Item 13.	Certain Relationships and Related Transactions, and Director Independence	76
Item 14.	Principal Accounting Fees and Services	76

PART IV

Item 15.	Exhibits, Financial Statement Schedules	77
	Signatures	78
	Certifications	88

PART I

Item 1. Business

GENERAL

Union Pacific Corporation owns one of America's leading transportation companies. Its principal operating company, Union Pacific Railroad Company, links 23 states in the western two-thirds of the country and serves the fastest-growing U.S. population centers. Union Pacific Railroad Company's diversified business mix includes agricultural products, automotive, chemicals, energy, industrial products, and intermodal. It offers competitive long-haul routes from all major West Coast and Gulf Coast ports to eastern gateways. Union Pacific Railroad Company connects with Canada's rail systems and is the only railroad serving all six major gateways to Mexico, making it North America's premier rail franchise.

Union Pacific Corporation was incorporated in Utah in 1969 and maintains its principal executive offices at 1400 Douglas Street, Omaha, NE 68179. The telephone number at that address is (402) 544-5000. The common stock of Union Pacific Corporation is listed on the New York Stock Exchange (NYSE) under the symbol "UNP".

For purposes of this report, unless the context otherwise requires, all references herein to "UPC", "Corporation", "we", "us", and "our" shall mean Union Pacific Corporation and its subsidiaries, including Union Pacific Railroad Company, which we separately refer to as "UPRR" or the "Railroad".

Available Information – Our Internet website is www.up.com. We make available free of charge on our website (under the "Investors" caption link) our annual reports on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; our proxy statements; Forms 3, 4, and 5, filed on behalf of directors and executive officers; and amendments to such reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). We also make available on our website previously filed SEC reports and exhibits via a link to EDGAR on the SEC's Internet site at www.sec.gov. Additionally, our corporate governance materials, including By-Laws, Board Committee charters, governance guidelines and policies, and codes of conduct and ethics for directors, officers, and employees are on our website. From time to time, the corporate governance materials on our website may be updated as necessary to comply with rules issued by the SEC and the NYSE or as desirable to promote the effective and efficient governance of our company. Any security holder wishing to receive, without charge, a copy of any of our SEC filings or corporate governance materials should send a written request to: Secretary, Union Pacific Corporation, 1400 Douglas Street, Omaha, NE 68179.

We have included the CEO and CFO certifications regarding our public disclosure required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31(a) and (b) to this report. Additionally, we filed with the NYSE the CEO's certification regarding our compliance with the NYSE's Corporate Governance Listing Standards (Listing Standards) pursuant to Section 303A.12(a) of the Listing Standards, which was dated May 23, 2006, and indicated that the CEO was not aware of any violations of the Listing Standards by the Corporation.

References to our website address in this report, including references in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7, are provided as a convenience and do not constitute, and should not be deemed, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

OPERATIONS

The Railroad, along with its subsidiaries and rail affiliates, is our one reportable operating segment. Although revenue is analyzed by commodity group, we analyze the net financial results of the Railroad as one segment due to the integrated nature of our rail network. Additional information regarding our operations is presented in Selected Financial Data, Item 6; Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7; and the Financial Statements and Supplementary Data, Item 8.

Operations – UPRR is a Class I railroad operating in the United States. We have 32,339 route miles, linking Pacific Coast and Gulf Coast ports with the Midwest and eastern United States gateways and providing several corridors to key Mexican gateways. We serve the western two-thirds of the country and maintain coordinated schedules with other rail carriers to move freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada, and Mexico. Export and import traffic moves through Gulf Coast and Pacific Coast ports and across the Mexican and Canadian borders. UPRR's freight traffic consists of bulk, manifest, and premium business. Bulk traffic is primarily coal, grain, rock, or soda ash in unit trains – trains transporting a single commodity from one source to one destination. Manifest traffic is individual carload or less than train-load business, including commodities such as lumber, steel, paper, and food. The transportation of finished vehicles and intermodal containers is part of the Railroad's premium business. In 2006, the Railroad generated commodity revenue totaling $14.9 billion from the following six commodity groups:

2006 Commodity Revenue


Automotive 10%
Chemicals 14%
Energy 20%
Industrial Products 21%
Intermodal 19%
Agricultural 16%

Agricultural – Transporting agricultural products, including whole grains, commodities produced from these grains, and food and beverage products, provided 16% of the Railroad's 2006 commodity revenue. With access to most major grain markets, the Railroad provides a critical link between the Midwest and western producing areas and export terminals in the Pacific Northwest (PNW) and Gulf ports, as well as Mexico. Unit trains of grain efficiently shuttle between producers and export terminals or domestic markets. UPRR also serves significant domestic markets, including grain processors, animal feeders, and ethanol producers in the Midwest, West, South, and Rocky Mountain states. Primary food commodities consist of a variety of fresh and frozen fruits and vegetables, dairy products, and beverages, which are moved to major U.S. population centers for consumption. Express Lane and our recently inaugurated Produce Unit Train, our premium perishables services that move fruits and vegetables from the PNW and California with priority service to destinations in the East, compete with the trucking industry. We transport frozen meat and poultry to the West Coast ports for export, while beverages, primarily beer, enter the U.S. from Mexico.

Automotive – UPRR is the largest automotive carrier west of the Mississippi River, serving seven vehicle assembly plants and distributing imported vehicles from six West Coast ports and Houston. The Railroad off-loads finished vehicles at 38 vehicle distribution centers for delivery by truck to all major western U.S. cities. In addition to transporting finished vehicles, UPRR provides expedited handling of automotive parts in both boxcars and intermodal containers to several assembly plants. The Railroad carries automotive materials bound for assembly plants in Mexico, the U.S., and Canada and transports finished vehicles from manufacturing facilities in Mexico. In 2006, transportation of finished vehicles and automotive materials accounted for 10% of the Railroad's commodity revenue.

Chemicals – Transporting chemicals provided 14% of the Railroad's commodity revenue in 2006. The Railroad's franchise enables it to serve the chemical producing areas along the Gulf Coast, as well as the Rocky Mountain region. Two-thirds of the chemicals business consists of liquid and dry chemicals, plastics, and liquid petroleum products. In addition to transporting plastics, customers also leverage UPRR's storage-in-transit yards for intermediate storage of plastic resins. Soda ash shipments originate in southwestern Wyoming and California destined primarily for glass producing markets in the East, the West, and abroad. Fertilizer movements originate primarily in the Gulf Coast region, as well as the West and Canada, bound for major agricultural users in the Midwest and the western U.S.

Energy – Coal transportation accounted for 20% of the Railroad's 2006 commodity revenue. The Railroad's geographic network allows it to transport coal destined for utilities and industrial facilities in 27 states, as well as to the Gulf and rail/barge/ship facilities on the Mississippi and Ohio Rivers and the Great Lakes. UPRR serves mines located in the Southern Powder River Basin of Wyoming (SPRB), Colorado, Utah, southern Wyoming, and southern Illinois. SPRB coal represents the largest growth segment of the market, as utilities continue to favor its lower cost and low-sulfur content.

Industrial Products – The Railroad's extensive network enables the industrial products group to move numerous commodities between thousands of origin and destination points throughout North America. Lumber shipments originate primarily in the PNW and Canada for destinations throughout the United States for new home construction and repair and remodeling. Commercial and highway construction drives shipments of steel and construction products, consisting of rock, cement, and roofing materials. Paper and consumer goods, including furniture and appliances, are shipped to major metropolitan areas for consumers. Nonferrous metals and industrial minerals are moved for industrial manufacturing. In addition, the Railroad provides efficient and safe transportation for government entities and waste companies. In 2006, transporting industrial products provided 21% of the Railroad's commodity revenue.

Intermodal – UPRR's intermodal business, which represented 19% of the Railroad's 2006 commodity revenue, includes international, domestic, and premium shipments. International business consists of imported container traffic that arrives at West Coast ports via steamship for destinations throughout the United States. Domestic business includes domestic container and trailer traffic for intermodal marketing companies (primarily shipper agents and consolidators) and truckload carriers. Less-than-truckload and package carriers with time-sensitive business requirements account for the majority of our premium service.

Working Capital – We currently have, and historically have had, a working capital deficit, which is common in our industry and does not indicate a lack of liquidity or financial stability. We maintain adequate resources to meet our daily cash requirements, and we have sufficient financial capacity to satisfy our current liabilities.

Competition – We are subject to competition from other railroads, motor carriers, and barge operators. Our main rail competitor is Burlington Northern Santa Fe Corporation. Its rail subsidiary, BNSF Railway Company (BNSF), operates parallel routes in many of our main traffic corridors. In addition, we operate in corridors served by other railroads and motor carriers. Motor carrier competition is particularly strong for five of our six commodity groups. Because of the proximity of our routes to major inland and Gulf Coast waterways, barge competition can be particularly effective, especially for grain and bulk commodities. In addition to price competition, we face competition with respect to transit times and quality and reliability of service. While we must build or acquire and maintain our rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any future improvements or expenditures materially increasing the quality or reducing the costs of these alternative modes of transportation, or legislation releasing motor carriers from their size or weight limitations, could have a material adverse effect on our results of operations, financial condition, and liquidity.

Equipment Suppliers – We depend on two key domestic suppliers of locomotives. Due to the capital intensive nature and sophistication of this equipment, high barriers to entry face potential new suppliers. Therefore, if one of these domestic suppliers discontinues manufacturing locomotives, we could experience a significant cost increase and risk reduced availability of the locomotives that are necessary to our operations.

Employees – Approximately 87% of our 50,739 full-time-equivalent employees are represented by 14 major rail unions. In January 2005, we began the current round of negotiations with the unions. Existing agreements remain in effect and will continue to remain in effect until new agreements are reached or the Railway Labor Act's procedures (which include mediation, cooling-off periods, and the possibility of Presidential intervention) are exhausted. Contract negotiations with the various unions generally take place over an extended period of time, and we rarely experience work stoppages during negotiations. The current agreements provide for periodic cost of living wage increases until new agreements are reached.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

Governmental Regulation – Our operations are subject to a variety of federal, state, and local regulations, generally applicable to all businesses (see also the discussion of certain regulatory proceedings in Legal Proceedings, Item 3).

The operations of the Railroad are subject to the regulatory jurisdiction of the Surface Transportation Board (STB) of the United States Department of Transportation (DOT). The operations of the Railroad are also subject to the regulations of the Federal Railroad Administration (FRA) of the DOT and other federal and state agencies. The STB has jurisdiction over rates charged on certain regulated rail traffic; freight car compensation; transfer, extension, or abandonment of rail lines; and acquisition of control of rail common carriers. On January 26, 2007, the STB issued a decision limiting the manner in which U.S. railroads can calculate fuel surcharges on traffic regulated by the STB.

DOT and the Occupational Safety and Health Administration, along with other federal agencies, have jurisdiction over certain aspects of safety, movement of hazardous materials, movement and disposal of hazardous waste, emissions requirements, and equipment standards. Various state and local agencies have jurisdiction over disposal of hazardous waste and seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

Environmental Regulation – We are subject to extensive federal and state environmental statutes and regulations pertaining to public health and the environment. The statutes and regulations are administered and monitored by the Environmental Protection Agency (EPA) and by various state environmental agencies. The primary laws affecting our operations are the Resource Conservation and Recovery Act, regulating the management and disposal of solid and hazardous wastes; the Comprehensive Environmental Response, Compensation, and Liability Act, regulating the cleanup of contaminated properties; the Clean Air Act, regulating air emissions; and the Clean Water Act, regulating waste water discharges.

Information concerning environmental claims and contingencies and estimated remediation costs is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Environmental, Item 7.

Item 1A. Risk Factors

The information set forth in this Item 1A should be read in conjunction with the rest of the information included in this report, including Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data.

We Must Manage Both Significant Demand for Our Services and Network Capacity – Due to continuing demand for rail service and capacity constraints, we may experience network difficulties, including congestion and reduced velocity, which may compromise the level of service we provide to our customers. This level of demand may compound the impact of weather and weather-related events on our operations and velocity. Although we continue to improve our transportation plan, add capacity, and improve operations at our yards and other facilities, we cannot be sure that these measures will fully or adequately address any service shortcomings. Additionally, ongoing maintenance, restoration, and improvements in the SPRB could adversely affect coal shipments during the year. We also cannot be sure that we will not experience other difficulties related to network capacity, dramatic and unplanned increases of demand for rail service in one or more of our commodity groups, or other events that could have a negative impact on our operational efficiency, any of which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We May Be Subject to Various Claims and Lawsuits That Could Result in Significant Expenditures – The nature of our business exposes us to the potential for various claims and litigation related to labor and employment, personal injury, property damage, environmental liability, and other matters. Any material changes to litigation trends or a catastrophic rail accident or series of accidents involving any or all of property damage, personal injury, and environmental liability could have a material adverse effect on our results of operations, financial condition, and liquidity.

We Are Required to Transport Hazardous Materials – Federal laws require railroads, including UPRR, to transport hazardous materials. Any rail accident involving the release of hazardous materials could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

The Availability of Qualified Personnel Could Adversely Affect Our Operations – Changes in demographics, training requirements, and the availability of qualified personnel, particularly engineers and trainmen, could negatively impact our ability to meet demand for rail service. Unpredictable increases in demand for rail services and a lack of network fluidity may exacerbate such risks, which could have a negative impact on our operational efficiency and otherwise have a material adverse effect on our results of operations, financial condition, and liquidity.

We Are Subject to Significant Governmental Regulation – We are subject to governmental regulation by a significant number of federal, state, and local authorities covering a variety of health, safety, labor, environmental (as discussed below), and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments may change the legislative or regulatory frameworks within which we operate without providing us with any recourse for any adverse effects on our business. Economic re-regulation of the rail industry would negatively impact our ability to determine prices for rail services and reduce capital spending on our rail network, resulting in a material adverse effect on our results of operations, financial condition, and liquidity. Also, some laws and regulations require us to obtain and maintain various licenses, permits, and other authorizations, and we cannot guarantee that we will continue to be able to do so. In addition, one or more consolidations of Class I railroads could lead to future re-regulation of the rail industry.

Severe Weather Could Result in Significant Business Interruptions and Expenditures – Severe weather conditions, events, and other natural phenomena, including earthquakes, hurricanes, fires, floods, extreme temperatures, and significant precipitation may cause business interruptions, including line outages on our rail network that can adversely affect our entire rail network, and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

Strikes or Work Stoppages Could Adversely Affect Our Operations as the Majority of Our Employees Belong to Labor Unions and Labor Agreements – We are a party to collective bargaining agreements with various labor unions. In January 2005, we began the current round of negotiations with the unions. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages, or other slowdowns by the affected workers. If unionized workers were to engage in a strike, work stoppage, or other slowdown, or other employees were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, either of which could have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, future national labor agreements, or renegotiation of labor agreements or provisions of labor agreements, could compromise our service reliability and significantly increase our costs for healthcare, wages, and other benefits, which could have a material adverse impact on our results of operations, financial condition, and liquidity.

We Rely on Technology and Technology Improvements in Our Business Operations – We rely on information technology in all aspects of our business. If we do not have sufficient capital to acquire new technology or if we are unable to implement new technology, we may suffer a competitive disadvantage within the rail industry and with companies providing other modes of transportation service, which could have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, if we experience significant disruption or failure of one or more of our information technology systems, including computer hardware, software, and communications equipment, we could experience a service interruption, safety failure, security breach, or other operational difficulties, which could have a material adverse impact on our results of operations, financial condition, and liquidity.

We Are Subject to Significant Environmental Laws and Regulations – Our operations are subject to extensive federal, state, and local environmental laws and regulations concerning, among other things, emissions to the air; discharges to waters; handling, storage, transportation, and disposal of waste and other materials; and hazardous material or petroleum releases. We generate and transport hazardous and non-hazardous waste in our operations, and we did so in our former operations. Environmental liability can extend to previously owned or operated properties, leased properties, and properties owned by third parties, as well as to properties we currently own. Environmental liabilities have arisen and may also arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. We have been and may be subject to allegations or findings that we have violated, or are strictly liable under, these laws or regulations. We could incur significant costs as a result of any of the foregoing, and we may be required to incur significant expenses to investigate and remediate known, unknown, or future environmental contamination, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

Rising or Elevated Fuel Costs and Whether We Are Able to Mitigate These Costs with Fuel Surcharges Could Materially and Adversely Affect Our Business – Fuel costs constitute a significant portion of our transportation expenses. Diesel fuel prices are subject to dramatic fluctuations, and significant price increases could have a material adverse effect on our operating results. Although we currently are able to recover a significant amount of our increased fuel expenses through revenue from fuel surcharges, we cannot be certain that we will always be able to mitigate rising or elevated fuel costs through surcharges. Future market conditions or legislative or regulatory activities could adversely affect our ability to apply fuel surcharges or adequately recover increased fuel costs through fuel surcharges. International, political, and economic circumstances affect fuel prices and supplies. Weather can also affect fuel supplies and limit domestic refining capacity. If a fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports, or other causes, higher fuel prices could, despite our fuel surcharge programs, have a material adverse effect on our results of operations, financial condition, and liquidity.

We Face Competition from Other Railroads and Other Transportation Providers – We face competition from other railroads, motor carriers and, to a lesser extent, ships, barges, and pipelines. In addition to price competition, we face competition with respect to transit times and quality and reliability of service. While we must build or acquire and maintain our rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any future improvements or expenditures materially increasing the quality or reducing the cost of alternative modes of transportation, or legislation releasing motor carriers from their size or weight limitations, could have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, any future consolidation of the rail industry could materially affect the competitive environment in which we operate.

We May Be Affected by General Economic Conditions – Prolonged negative changes in domestic and global economic conditions affecting the producers and consumers of the commodities carried by us may have a material adverse effect on our results of operations, financial condition, and liquidity.

We Utilize Capital Markets – We rely on the capital markets to provide some of our capital requirements, including the issuance of commercial paper from time to time and the sale of certain of our receivables. Market instability or deterioration of our financial condition due to internal or external factors could restrict or prohibit our access to commercial paper and reduce our credit ratings below investment grade, which would prohibit us from utilizing our sale of receivables program and significantly increase the cost of issuing debt.

We Are Dependent on Two Key Domestic Suppliers of Locomotives – Due to the capital intensive nature and sophistication of locomotive equipment, high barriers to entry face potential new suppliers. Therefore, if one of these domestic suppliers discontinues manufacturing locomotives, we could experience a significant cost increase and risk reduced availability of the locomotives that are necessary to our operations.

We May Be Affected by Acts of Terrorism, War, or Risk of War – Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Terrorist attacks, or other similar events, any government response thereto, and war or risk of war may adversely affect our results of operations, financial condition, and liquidity. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

With operations in 23 states, we employ a variety of assets in the management and operation of our rail business. These assets include real estate, track and track structure, equipment, and facilities. We own and lease real estate that we use in our operations, and we also own real estate that is not required for our business, which we sell from time to time. Our equipment includes owned and leased locomotives and rail cars; heavy maintenance equipment and machinery; other equipment and tools in our shops, offices and facilities; and vehicles for maintenance, transportation of crews, and other activities. We operate numerous facilities, including terminals for intermodal and other freight; rail yards for train-building, switching, storage-in-transit (the temporary storage of customer goods in rail cars prior to shipment) and other activities; offices to administer and manage our operations; dispatch centers to direct traffic on our rail network; crew quarters to house train crews along our network; and shops and other facilities for fueling, maintenance, and repair of locomotives and repair and maintenance of rail cars and other equipment. We spent approximately $2.2 billion in cash capital during 2006 for, among other things, building and maintaining track, structures and infrastructure; upgrading and augmenting equipment; and implementing new technologies (see the capital investments table in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financial Condition, Item 7).

Certain of our properties are subject to federal, state, and local laws and regulations governing the protection of the environment (see discussion of environmental issues in Business – Governmental and Environmental Regulation, Item 1, and Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Environmental, Item 7).

Track – The Railroad operates on 32,339 main line and branch line route miles in 23 states in the western two-thirds of the United States. We own 26,466 route miles, with the remainder of route miles operated pursuant to trackage rights or leases. Route miles as of December 31, 2006 and 2005, were as follows:

	2006	*2005*
Main line	27,318	27,301
Branch line	5,021	5,125
Yards, sidings and other lines	19,257	20,241
Total	51,596	52,667

Rail and ties installed and replaced during the years ended December 31, 2006 and 2005 were as follows:

	2006	*2005*
Track miles of rail:		
New	632	661
Used	361	312
Ties (000)	4,669	4,690

Equipment – Our primary rail equipment consisted of the following as of December 31, 2006 and 2005:

	2006	*2005*
Owned or leased at year-end:		
Locomotives	8,475	8,226
Freight cars:		
Covered hoppers	38,785	38,553
Boxcars	24,342	26,770
Open-top hoppers	19,012	19,950
Gondolas	14,884	15,037
Other	7,702	6,433
Work equipment and other	5,263	5,041

Item 3. Legal Proceedings

From time to time, the Corporation is involved in legal proceedings, claims, and litigation that occur in connection with the Corporation's business. Management routinely assesses the Corporation's liabilities and contingencies in connection with these matters based upon the latest information available. Consistent with SEC rules and requirements, the Corporation describes below material pending legal proceedings (other than ordinary routine litigation incidental to the business of the Corporation), material proceedings known to be contemplated by governmental authorities, other proceedings arising under federal, state, or local environmental laws and regulations (including governmental proceedings involving potential fines, penalties, or other monetary sanctions in excess of $100,000) and such other pending matters that the Corporation may determine to be appropriate.

Environmental Matters

As we reported in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, the San Joaquin County District Attorney filed an action against the Railroad on February 3, 2003, in the San Joaquin County Superior Court alleging claims under the California Business and Professions Code section 17200 (unfair business practices), Fish and Game Code section 5650 and 5650.1, California Health and Safety Code section 25189(d), and Public Nuisance, California Civil Code section 3480. The claims arise from a February 16, 2000, derailment in Stockton, California, in which a locomotive struck an object on the tracks, puncturing a fuel tank. The District Attorney alleged that diesel fuel from this spill entered waters of the State of California. The complaint also asserted claims under the above referenced statutes for any other diesel spill that may have occurred in the State of California between 2000 and 2003, in which diesel may have passed into waters of the State of California. It sought injunctive relief and civil penalties of $25,000 for the alleged February 16, 2000 diesel spill and total penalties of not less than $250,000 for all diesel spills that may have occurred since 2000. The District Attorney filed an amended complaint on April 10, 2003, which narrowed the claims to the incident of February 16, 2000. The amended complaint seeks both injunctive relief and daily penalties for each day that fuel was in the affected waterway, which could exceed $100,000.

As we reported in our Annual Report on Form 10-K for 2003, the District Attorneys of Merced, Madera, and Stanislaus Counties in California filed a criminal case against the Railroad relating to a series of alleged releases of calcium oxide (lime). The criminal case was dismissed in the last quarter of 2003 and was subsequently refiled as a civil action by several counties in the San Joaquin County Superior Court. The refiled suit sought civil penalties against the Railroad in connection with the release of lime from an unidentified rail car between Chowchilla and Sacramento, California, on December 27, 2001, and another incident in which lime leaked from a rail car between Chowchilla and Stockton, California, on February 21, 2002. The suit contended that regulatory violations occurred by virtue of the Railroad's alleged failure to timely report the release of a "hazardous material," its alleged disposal of hazardous waste, and the alleged release of material into the waters of the State of California. On September 20, 2004, the Court dismissed the suit with prejudice. The State of California appealed this decision. On August 2, 2006, the Court of Appeals issued its decision, reversing the judgment and remanding the case for further proceedings consistent with its opinion. The Court of Appeals held that the State of California's claims against the Railroad for civil penalties were preempted by the Hazardous Materials Transportation Act (HMTA), with the exception of those claims that were based upon the Railroad's alleged failure to timely report the releases of calcium oxide to state and local authorities. With respect to these claims, the Court held that while they were not preempted by the HMTA on their face, it remained possible that those claims might ultimately be preempted once the trial court developed a record. The Railroad and the State of California requested that the California Supreme Court review the decision of the Court of Appeals. The California Supreme Court denied review, and the case has been remanded to the Superior Court.

As we reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, the Illinois Attorney General's office filed an Agreed Order and Complaint and a Complaint for Injunctive and Other Relief on October 7, 2004, in the Circuit Court for the Twentieth Judicial Circuit (St. Clair County) against The Alton & Southern Railway Company, a wholly-owned subsidiary of the Railroad, as a result of a collision and derailment on September 21, 2004. The State of Illinois seeks to enjoin The Alton & Southern Railway Company from further violations, as well as a monetary penalty. The amount of the proposed penalty is uncertain but could exceed $100,000.

As we reported in our Annual Report on Form 10-K for 2005, we received information in 2001 indicating EPA considered the Railroad a potentially responsible party for the Omaha Lead Site. The Omaha Lead Site consists of approximately 12,800 acres of residential property in the eastern part of Omaha, Nebraska, allegedly impacted by air emissions from two former lead smelters/refineries. One refinery was operated by ASARCO. EPA identified the Railroad as a potentially responsible party because more than 60 years ago the Railroad owned land that was leased to ASARCO. The Railroad disputes both the legal and technical base for EPA's allegations. It has nonetheless engaged in extensive negotiations with EPA. These negotiations have reached an apparent impasse. EPA issued a Unilateral Administrative Order with an effective date of December 16, 2005, directing the Railroad to implement an interim remedy at the site at an estimated cost of $50 million. Failure to comply with the order without just cause could subject the Railroad to penalties of up to $32,500 per day and triple EPA's costs in performing the work. The Railroad believes it has just cause not to comply with the order, but it offered to perform some of the work specified in the order as a compromise. EPA rejected this offer. The Railroad will vigorously contest liability and the imposition of any penalties.

As we reported in our Annual Report on Form 10-K for 2005, the Illinois Attorney General's office filed a complaint in the Circuit Court for the Twenty-First Judicial Circuit (St. Clair County) seeking injunctive relief and civil penalties against the Railroad relating to a collision between UPRR and Norfolk Southern Railway Company (NS) trains near Momence, Illinois, on November 24, 2005. The collision derailed approximately five locomotives and 30 railcars. Two of the UPRR locomotives and two of the NS locomotives caught fire and four of the locomotives released approximately 16,000 gallons of diesel fuel. Other cars carrying food products derailed and released an unknown amount of product. The Railroad promptly responded and remediation is ongoing. The State of Illinois seeks a permanent injunction against the Railroad ordering UPRR to continue remediation. The State of Illinois seeks to enjoin UPRR from further violations and a monetary penalty. The amount of the proposed penalty is uncertain.

As we reported in our Annual Report on Form 10-K for 2005, the Illinois Attorney General's office filed a complaint in the Circuit Court for the Twentieth Judicial Circuit (St. Clair County) for injunctive and other relief on November 28, 2005, against the Railroad, alleging a diesel fuel spill from an above-ground storage tank in a rail yard in Dupo, St. Clair County, Illinois. The State of Illinois seeks to enjoin UPRR from further violations and a monetary penalty. The amount of the proposed penalty is uncertain.

As we reported in our Annual Report on Form 10-K for 2003, the United States Attorney for the Central District of California notified the Railroad that the office intended to pursue criminal charges against the Railroad for alleged violations of federal environmental laws, including the federal Clean Water Act, in connection with releases of oil contaminated wastewater from our Taylor Yard in 2001 and 2003. On July 31, 2006, the United States Attorney filed criminal misdemeanor charges against us for these releases in the United States District Court for the Central District of California, and we received the Summons from the Court on August 8, 2006. We will vigorously defend the charges.

On October 23, 2006, the California Air Resources Board (ARB) notified the Railroad of its intent to impose civil penalties as a result of the Railroad's failure to perform and document annual opacity (smoke) testing for its heavy duty diesel vehicle fleet. The ARB proposed that the Railroad pay $135,000 and agree to other non-monetary conditions to settle these violations. Discussions between the Railroad and the ARB are continuing, and the ultimate amount of any penalty remains uncertain.

We received notices from EPA and state environmental agencies alleging that we are or may be liable under federal or state environmental laws for remediation costs at various sites throughout the United States, including sites on the Superfund National Priorities List or state superfund lists. We cannot predict the ultimate impact of these proceedings and suits because of the number of potentially responsible parties involved, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and the speculative nature of remediation costs.

Information concerning environmental claims and contingencies and estimated remediation costs is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Environmental, Item 7.

Other Matters

As we reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, we were notified that a *qui tam*, or private citizen, complaint was filed in the United States District Court for the Central District of California against, among other parties, the City of Long Beach, City of Long Beach Harbor Department, Port of Long Beach (the Port), Union Pacific Corporation, Union Pacific Railroad Company, and Union Pacific Resources Company, also known as Union Pacific Resources Group Inc. (Resources), a former subsidiary of UPC. A private citizen filed the action because the federal government and the State of California elected not to pursue the claims. The complaint alleges that the defendants violated the Federal Civil False Claims Act and the California False Claims Act by conspiring to use public funds to (1) shift environmental cleanup liability to the Port when Resources sold its Terminal Island oil field property to the Port in 1994 and (2) effect the acquisition by the Port of the Terminal Island property in which the Port (or the State of California) allegedly already held certain incidents of title. The complaint, which has not been served on us, seeks damages of $2.4 billion, unspecified costs for remediating groundwater contamination, and triple damages and civil penalties of $10,000 per day. The plaintiff's extended time to serve the complaint expired on April 4, 2005, and the Corporation filed a motion to dismiss for plaintiff's failure to make timely service. However, the Court extended the plaintiff's time to provide service. On December 7, 2005, we learned that a summons for service of the complaint had been issued, and we were served with the complaint during the fourth quarter of 2006. We dispute the factual and legal bases of the complaint. We notified Anadarko Petroleum Corporation (Anadarko), as successor to Resources after its acquisition in 2000, that an indemnification agreement between Resources and the Corporation obligates Anadarko to indemnify us for all damages, costs, and expenses related to the complaint.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

Executive Officers of the Registrant and Principal Executive Officers of Subsidiaries

Our executive officers generally are elected and designated annually by the Board of Directors at our first meeting held after the Annual Meeting of Shareholders, and they hold office until their successors are elected. Executive officers also may be elected and designated throughout the year, as the Board of Directors considers appropriate. There are no family relationships among the officers, nor any arrangement or understanding between any officer and any other person pursuant to which the officer was selected. The following table sets forth certain information, as of February 16, 2007, relating to the executive officers.

Name	Position	Age	Business Experience During Past Five Years
James R. Young	Chairman, President and Chief Executive Officer of UPC and the Railroad	54	(1)
Robert M. Knight, Jr.	Executive Vice President – Finance and Chief Financial Officer of UPC and the Railroad	49	(2)
Charles R. Eisele	Senior Vice President – Strategic Planning of UPC and the Railroad	57	Current Position
J. Michael Hemmer	Senior Vice President – Law and General Counsel of UPC and the Railroad	57	(3)
Barbara W. Schaefer	Senior Vice President – Human Resources and Secretary of UPC and the Railroad	53	(4)
Lynden L. Tennison	Senior Vice President and Chief Information Officer of UPC and the Railroad	47	(5)
Robert W. Turner	Senior Vice President – Corporate Relations of UPC and the Railroad	57	Current Position
Bernard R. Gutschewski	Vice President – Taxes of UPC and Vice President and General Tax Counsel of the Railroad	56	Current Position
Mary E. McAuliffe	Vice President – External Relations of UPC	60	Current Position
Richard J. Putz	Vice President and Controller of UPC and Chief Accounting Officer and Controller of the Railroad	59	Current Position
Mary Sanders Jones	Vice President and Treasurer of UPC and Treasurer of the Railroad	54	Current Position
Dennis J. Duffy	Executive Vice President – Operations of the Railroad	56	Current Position
John J. Koraleski	Executive Vice President – Marketing and Sales of the Railroad	56	Current Position

(1) Mr. Young was elected Chief Executive Officer and President of UPC and the Railroad effective January 1, 2006. He was elected to the additional position of Chairman effective February 1, 2007. He was elected President and Chief Operating Officer of the Railroad, effective February 1, 2004, and he previously was Executive Vice President – Finance of UPC and Chief Financial Officer of the Railroad.

(2) Mr. Knight was elected to his current position effective February 1, 2004. He was elected Senior Vice President – Finance for UPC and the Railroad effective February 1, 2002, and he previously was Vice President and General Manager Automotive for the Railroad.

(3) Mr. Hemmer was elected to his current position effective June 1, 2004. Mr. Hemmer was elected Vice President – Law of the Railroad effective September 1, 2002, and previously was a partner at the law firm of Covington & Burling in Washington, D.C.

(4) Mrs. Schaefer has held the position of Senior Vice President – Human Resources for the past five years. In addition, she was elected Secretary of UPC and the Railroad effective June 1, 2004.

(5) Mr. Tennison was elected to his current position effective March 1, 2005. He previously was Vice President and Chief Technology Officer.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is traded on the NYSE under the symbol "UNP". The following table presents the dividends declared and the high and low closing prices of our common stock for each of the indicated quarters.

2006 - Dollars Per Share	*Q1*	*Q2*	*Q3*	*Q4*
Dividends	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Common stock price:				
High	93.73	97.49	92.96	96.16
Low	77.62	83.83	78.65	86.27
2005 - Dollars Per Share				
Dividends	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Common stock price:				
High	70.10	70.19	72.20	81.26
Low	58.18	60.85	63.52	66.89

At January 31, 2007, there were 270,752,306 shares of outstanding common stock and 34,937 common shareholders of record. At that date, the closing price of the common stock on the NYSE was $101.00. We have paid dividends to our common shareholders during each of the past 107 years. We declared dividends totaling $323 million in 2006 and $316 million in 2005. On January 30, 2007, we increased the quarterly dividend to $0.35 per share, payable beginning on April 2, 2007, to shareholders of record on February 28, 2007. We are subject to certain restrictions regarding retained earnings with respect to the payment of cash dividends to our shareholders. The amount of retained earnings available for dividends increased to $7.8 billion at December 31, 2006, from $6.2 billion at December 31, 2005.

Five-Year Performance Comparison – The following graph provides an indicator of cumulative total shareholder returns for the Corporation as compared to a peer group index, comprised of Burlington Northern Sante Fe Corporation, CSX Corporation, and Norfolk Southern Corporation; the Dow Jones Transportation Index (Dow Jones); and the Standard & Poor's 500 Stock Index (S&P 500). The graph assumes that the value of the investment in Union Pacific Corporation's common stock and each index was $100 on December 31, 2001, and that all dividends were reinvested.



Comparison of Five-Year Cumulative Returns
Value of $100 Investment
300
250
200
150
100
50
2001
2002
2003
2004
2005
2006
UPC
Peer Group
DJ Trans
S&P 500

Comparison Over One- and Three-Year Periods – The following table presents the cumulative total shareholder returns, assuming reinvested dividends, over one- and three-year periods for the Corporation, a peer group index (as described above), the Dow Jones, and the S&P 500.

Period	*UPC*	*Peer Group*	*Dow Jones*	*S&P 500*
1 Year	15.9%	10.8%	9.7%	15.8%
3 Year	39.4	125.8	56.5	34.8

Purchases of Equity Securities – The purchased shares presented below relate solely to our equity compensation plans described in note 8 to the Financial Statements and Supplementary Data, Item 8. During the first nine months of 2006, 307,867 shares of our common stock were repurchased at an average price per share of $89.21. The following table presents common stock repurchases during each month for the fourth quarter of 2006:

Period	*Total Number of Shares Purchased*	*Average Price Paid per Share*	*Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program*	*Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program*
Oct. 1 through Oct. 31				
Employee transactions [a]	72,599	$90.31	N/A	N/A
Nov. 1 through Nov. 30				
Employee transactions [a]	34,921	91.87	N/A	N/A
Dec. 1 through Dec. 31				
Employee transactions [a]	12,699	95.38	N/A	N/A
Total	120,219	$91.30	N/A	N/A

[a] Includes shares delivered or attested to UPC to pay stock option exercise prices or to satisfy tax withholding obligations for stock option exercises or vesting of retention shares or units.

On January 30, 2007, our Board of Directors authorized us to repurchase up to 20 million shares of our common stock through December 31, 2009. We may make these repurchases on the open market or through other transactions. Our management will have sole discretion with respect to determining the timing and amount of these transactions (subject to the restrictions described above).

Item 6. Selected Financial Data

The following table presents as of, and for the years ended, December 31, our selected financial data for each of the last five years. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7, and with the Financial Statements and Supplementary Data, Item 8. The information below is not necessarily indicative of the results of future operations.

Millions of Dollars, Except per Share Amounts, Carloads, Employee Statistics, and Ratios	*2006*	*2005[a]*	*2004[b]*	*2003[c]*	*2002[d]*
For the Year Ended December 31					
Operating revenue [e]	$15,578	$13,578	$12,215	$11,551	$11,159
Operating income	2,884	1,795	1,295	2,133	2,253
Income from continuing operations	1,606	1,026	604	1,056	1,265
Net income	1,606	1,026	604	1,585	1,341
Per share – basic:					
Income from continuing operations	**5.96**	3.89	2.33	4.15	5.02
Net income	**5.96**	3.89	2.33	6.23	5.32
Per share – diluted:					
Income from continuing operations	**5.91**	3.85	2.30	4.07	4.78
Net income	5.91	3.85	2.30	6.04	5.05
Dividends declared per share	1.20	1.20	1.20	0.99	0.83
Cash provided by operating activities	2,880	2,595	2,257	2,443	2,237
At December 31					
Total assets	$36,515	$35,620	$34,596	$33,496	$32,772
Debt due after one year	6,000	6,760	7,981	7,822	7,428
Convertible preferred securities	-	-	-	-	1,500
Common shareholders' equity	15,312	13,707	12,655	12,354	10,651
Equity per common share [f]	56.68	51.41	48.58	47.85	41.99
Additional Data					
Commodity revenue [e]	$14,862	$12,957	$11,692	$11,041	$10,663
Carloads (000)	9,852	9,544	9,458	9,239	9,131
Operating margin (%) [g]	18.5	13.2	10.6	18.5	20.2
Operating ratio (%) [g]	81.5	86.8	89.4	81.5	79.8
Average employees (000)	50.7	49.7	48.3	46.4	47.3
Operating revenue per employee (000)	$ 307.2	$ 273.2	$ 252.9	$ 248.9	$ 235.9
Financial Ratios (%)					
Debt to capital [h]	30.7	35.1	39.1	39.3	46.4
Return on average common shareholders' equity	11.1	7.8	4.8	13.8	13.3

[a] 2005 net income includes a $118 million tax expense reduction to reflect a reduction in the estimated deferred income tax liability.

[b] 2004 operating income and net income includes a $247 million pre-tax ($154 million after-tax) charge for unasserted asbestos-related claims.

[c] Net income and total assets include the effects of the acquisitions of Motor Cargo as of November 30, 2002, and reflect the disposition of all of our trucking interests in 2003.

[d] 2002 net income includes $214 million pre-tax ($133 million after-tax) gains on asset dispositions. In addition, net income includes a reduction of income tax expense of $67 million related to tax adjustments for prior years' income tax examinations.

[e] Includes fuel surcharge revenue of $1,619 million, $963 million, $292 million, $93 million, and $7 million for 2006, 2005, 2004, 2003, and 2002, respectively.

[f] Equity per common share is calculated as follows: common shareholders' equity divided by common shares issued less treasury shares outstanding.

[g] Operating margin is defined as operating income divided by operating revenue. Operating ratio is defined as operating expenses divided by operating revenue.

[h] Debt to capital is determined as follows: total debt plus convertible preferred securities divided by total debt plus convertible preferred securities plus equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and applicable notes to the Financial Statements and Supplementary Data, Item 8, and other information in this report, including Risk Factors set forth in Item 1A and Critical Accounting Policies and Cautionary Information at the end of this Item 7.

The Railroad, along with its subsidiaries and rail affiliates, is our one reportable operating segment. Although revenue is analyzed by commodity group, we analyze the net financial results of the Railroad as one segment due to the integrated nature of our rail network.

EXECUTIVE SUMMARY

2006 Results

- **Safety** – Overall, safety results improved during 2006. The employee injury incident rate per 200,000 man-hours dropped to its lowest level, which also reduced the number of lost workdays. A continued focus on derailment prevention in 2006 resulted in a 17% reduction in incidents with associated costs declining 13%. In the area of public safety, we closed 410 grade crossings to reduce exposure and have video cameras in approximately 1,900, or 30%, of our road locomotive fleet to better analyze grade crossing incidents, thereby increasing safety for our employees and the public. The number of grade crossing incidents, however, increased 5% during the year, driven in part by the combination of increasing highway and rail traffic and urban expansion.

- **Financial Performance** – In 2006, we generated record operating income of $2.9 billion. Solid demand, yield increases, and improved operational efficiency drove the 61% increase in operating income. Our operating ratio was 81.5% for the year, a 5 point improvement compared to 2005. Net income of $1.6 billion also topped our previous milestone, translating into $5.91 diluted earnings per share.

- **Commodity Revenue Growth** – Our commodity revenue grew 15% year-over-year to $14.9 billion, the highest level in our history. We achieved record revenue levels in all of our six commodity groups, primarily driven by better pricing and fuel surcharges. Since 2004, we repriced approximately two-thirds of our business. Volume increased 3% to record levels in 2006, despite softening markets in some sectors in the second half of 2006.

- **Network Improvement** – In 2006, the fluidity and efficiency of our transportation network improved substantially, which allowed us to handle record volume levels. Continued focus on increasing velocity, eliminating work events, improving asset utilization, and expanding capacity were key drivers of our operational improvement. With ongoing enhancements to our Unified Plan and implementation of terminal processing initiatives, productivity improved, as demonstrated by 5% lower average terminal dwell time, a 4% improvement in car utilization, and a 1% increase in average train speed. We continued implementation of an operational productivity initiative called CIMS (Customer Inventory Management System), which complements the Unified Plan by reducing the number of cars in our terminals without adding capacity. By the end of 2006, CIMS managed the flow of almost 80% of the daily interchange of both loaded and empty railcars with our customers. We also expanded capacity and continued to use industrial engineering techniques to further improve network fluidity, ease capacity constraints, and improve asset utilization. Our customers rated us higher on their satisfaction surveys during 2006, an indication that efforts to improve network operations translated into better customer service.

- **Fuel Prices** – Fuel prices increased again in 2006 for the fourth consecutive year, raising our average system fuel price by 16% and adding $393 million of operating expenses compared to 2005. After a fairly stable first quarter, fuel prices increased dramatically during the spring and summer months, as crude oil prices averaged over $70 per barrel during the second and third quarters. July and August fuel prices were also affected by high diesel conversion spreads and large, regional spreads mainly driven by new government regulations that imposed certain usage restrictions on high sulfur diesel fuel. Many refineries ceased producing high sulfur diesel fuel and many pipelines stopped transporting high sulfur diesel fuel in our operating areas, which drove up the conversion and regional spreads. Despite some moderation during the fourth quarter, fuel prices were still higher than the beginning of the year. Our fuel surcharge programs helped offset the impact of these higher fuel prices in the form of higher revenue, recovering approximately 90% of the additional expense incurred above our base fuel price of $0.75 per gallon for the year. In addition, our fuel conservation efforts allowed us to handle a 3% increase in gross ton-miles while improving our consumption rate by 2%. Simulator training, operating practices, and technology are all driving this improvement, saving us roughly 17 million gallons in 2006.

- **Free Cash Flow** – Cash generated by operating activities totaled a record $2.9 billion, yielding free cash flow of $516 million in 2006. Free cash flow is defined as cash provided by operating activities, less cash used in investing activities and dividends paid.

Free cash flow is not considered a financial measure under accounting principles generally accepted in the United States (GAAP) by SEC Regulation G and Item 10 of SEC Regulation S-K. We believe free cash flow is important in evaluating our financial performance and measures our ability to generate cash without additional external financings. Free cash flow should be considered in addition to, rather than as a substitute for, cash provided by operating activities. The following table reconciles cash provided by operating activities (GAAP measure) to free cash flow (non-GAAP measure):

Millions of Dollars	*2006*	*2005*	*2004*
Cash provided by operating activities	$ 2,880	$ 2,595	$ 2,257
Cash used in investing activities	(2,042)	(2,047)	(1,732)
Dividends paid	(322)	(314)	(310)
Free cash flow	$ 516	$ 234	$ 215

2007 Outlook

- **Safety** – Operating a safe railroad benefits our employees, our customers, our shareholders, and the public. We will continue using a multi-faceted approach to safety, using technology, risk assessment, quality control, and training and education for our new and existing employees. From a public safety standpoint, we will continue our efforts to upgrade and close crossings, install video cameras on locomotives, and educate the public about crossing safety through various internal and industry programs, along with other activities. Additionally, we are working with private and public partners to develop better tank cars for transportation of chemicals.

- **Commodity Revenue Growth** – We expect record revenue levels to continue in 2007 based on current economic indicators, forecasted demand, and additional repricing opportunities. We established a target for year-over-year commodity revenue growth of 6% to 7%. We are projecting yield increases in all of our major commodity groups and volume growth ranging from 2% to 3%. We expect volume growth primarily from the energy and intermodal commodity groups. We will continue to monitor the market for changing conditions and adjust our plan accordingly.

- **Transportation Plan** – In 2007, we will continue to evaluate traffic flows and network logistic patterns to identify additional opportunities to simplify operations and improve network efficiency. We plan to maintain adequate manpower and locomotives, improve productivity using industrial engineering techniques, and improve our operating margins.

- **Fuel Prices** – We expect that fuel prices will remain volatile, with crude oil prices and conversion and regional spreads fluctuating throughout the year. To reduce the impact of fuel price on earnings, we will continue to seek recovery from our customers through our fuel surcharge programs and expand our fuel conservation efforts. As indicated in Item 1 of this report, the STB issued a decision limiting the manner in which U.S. railroads can calculate fuel surcharges on traffic regulated by the STB. Currently, we do not believe this decision will prevent us from using fuel surcharges or adversely affect our ability to use fuel surcharges to mitigate the impact of rising or elevated fuel prices on most or all of our traffic.

- **Capital Plan** – In 2007, we expect to make capital investments of approximately $3.2 billion, which may include long-term leases. These investments will be used to maintain track and structures; continue capacity expansions on our main lines in constrained corridors; remove bottlenecks; upgrade and augment equipment, including locomotives and railcars, to better meet customer needs; build and improve facilities and terminals; and develop and implement new technologies. We designed these investments to maintain infrastructure for safety, enhance customer service, promote growth, and improve operational fluidity. Major capital projects in 2007 include adding more double track on the Sunset Corridor and related line capacity; investing in new and existing facilities and terminals in Phoenix, Tucson, the LA Basin, San Antonio, Dallas/Fort Worth, and Houston; continuing improvements of the SPRB Joint Line; and continuing installation of centralized track control across Iowa and Nebraska, which enables us to increase productivity on these rail lines. We expect to fund our 2007 cash capital investments through cash generated from operations, the sale or lease of various operating and non-operating properties, and cash on hand at December 31, 2006. This focused capital plan is designed to help us improve network velocity and facilitate revenue growth.
- **Financial Expectations** – We are somewhat cautious about the economic environment; however, we anticipate revenue growth and continued network improvement in 2007, with financial results exceeding 2006 levels. Our expectations include generating earnings growth of 10% to 15% and an operating ratio below 80%.

RESULTS OF OPERATIONS

Operating Revenue

Millions of Dollars	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Commodity revenue	$14,862	$12,957	$11,692	15%	11%
Other revenue	716	621	523	15	19
Total	$15,578	$13,578	$12,215	15%	11%

Operating revenue includes commodity revenue and other revenue. Other revenue consists primarily of revenue earned by our subsidiaries, revenue from our commuter rail operations, and accessorial revenue, which we earn when customers retain equipment owned or controlled by us. We recognize commodity revenue on a percentage-of-completion basis as freight moves from origin to destination. We allocate commodity revenue between reporting periods based on the relative transit time in each reporting period and recognize expenses as we incur them. We recognize other revenue as service is performed or contractual obligations are met. Customer incentives, which are primarily provided for shipping a specified cumulative volume or shipping to/from specific locations, are recorded as a reduction to revenue based on actual or projected future customer shipments.

All six commodity groups experienced double digit revenue growth during 2006, with particularly strong growth of over 20% in agricultural commodity revenue. Price increases, fuel surcharges, and index-based contract escalators, which are formulas in our shipping contracts that correlate price adjustments to certain economic indices, all contributed to higher average revenue per car (ARC). Our fuel surcharge programs (excluding index-based contract escalators that contain some provision for fuel) generated an additional $656 million in commodity revenue compared to 2005, contributing 5% to commodity revenue growth. Volume increased 3% during the year led by solid growth in intermodal and energy shipments, which was partially offset by lower shipments of industrial products and chemicals. The year-over-year growth was also partially attributable to lower volume in 2005 due to the January West Coast storm, SPRB Joint Line disruptions, Hurricane Rita, and the Kansas washouts.

Commodity revenue improved in all six business groups during 2005, with double-digit growth in the agricultural, industrial products, and intermodal commodity groups. Fuel surcharges, price increases, and index-based contract escalators all contributed to higher ARC. Our fuel surcharge programs (excluding index-based contract escalators that contain some provision for fuel) generated an additional $671 million in commodity revenue compared to 2004, which represents approximately 70% of the additional expense incurred above the base fuel price for our fuel surcharge programs (currently, $0.75 per gallon). Although volume grew 1% for the year, the severe weather and maintenance and restoration on the SPRB Joint Line constrained volume growth.

Other revenue increased in 2006, mainly driven by higher volumes. In addition, we generated higher subsidiary revenue from Bay Pacific Financial L.L.C. (Bay Pacific), an intermodal leasing entity, following the acquisition of our joint venture partner's interest in Bay Pacific during the third quarter of 2005. Subsidiary and accessorial revenue increased other revenue in 2005, mainly driven by higher volumes and the acquisition of Bay Pacific.

The following tables summarize the year-over-year changes in commodity revenue, revenue carloads, and average revenue per car by commodity group.

Commodity Revenue Millions of Dollars	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Agricultural	$ 2,395	$ 1,971	$ 1,675	22%	18%
Automotive	1,438	1,273	1,235	13	3
Chemicals	2,098	1,848	1,719	13	8
Energy	2,953	2,578	2,404	15	7
Industrial Products	3,173	2,819	2,419	13	17
Intermodal	2,805	2,468	2,240	14	10
Total	$14,862	$12,957	$11,692	15%	11%

Revenue Carloads Thousands	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Agricultural	923	883	883	5%	-%
Automotive	834	797	826	5	(4)
Chemicals	896	912	935	(2)	(2)
Energy	2,296	2,178	2,172	5	-
Industrial Products	1,451	1,508	1,515	(4)	-
Intermodal	3,452	3,266	3,127	6	4
Total	9,852	9,544	9,458	3%	1%

Average Revenue per Car	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Agricultural	$2,595	$2,233	$1,895	16%	18%
Automotive	1,724	1,598	1,496	8	7
Chemicals	2,342	2,026	1,839	16	10
Energy	1,286	1,184	1,107	9	7
Industrial Products	2,187	1,868	1,597	17	17
Intermodal	813	755	716	8	5
Total	$1,509	$1,358	$1,236	11%	10%

Agricultural – Price increases, volume growth, and fuel surcharges increased agricultural commodity revenue in 2006 versus 2005. Whole grains increased as strong gulf exports and higher freight charges for barge traffic shifted feed grain shipments to rails. Shipments of ethanol, a grain product used as an alternative fuel and fuel additive, and its co-products (primarily livestock feed) also experienced strong growth, reflecting continued demand in this growing industry. Conversely, wheat shipments declined due to extremely low crop production levels in 2006 primarily due to drought conditions in wheat producing states. Price and fuel surcharge increases improved ARC in 2006.

2006 Agricultural Revenue


Food /
Refrigerated
22%
Grain
Products
40%
Whole
Grains
38%

Price increases and fuel surcharges increased agricultural commodity revenue in 2005 compared to 2004. Total carloads were flat compared to 2004. Carloads of grain products increased during 2005 as we shipped more dry feed ingredients to Mexico and more ethanol. Higher demand for ethanol reflected the impact of energy demand, crude oil prices, and limited capacity of domestic refineries. Reduced carloadings of sugar beets partially offset the gains. Declining carloads of feed grain and reduced shipments of wheat both contributed to lower whole grain shipments. ARC improvement in 2005 resulted from price increases, fuel surcharges, and the positive impact of a larger percentage of carloads with longer average lengths of haul.

2006 Automotive Revenue


Auto Parts
20%
Finished
Vehicles
80%

Automotive – Price increases, volume growth, and fuel surcharges increased automotive commodity revenue in 2006 over 2005. Shipments of finished vehicles grew as higher manufacturer inventories at the end of 2005 translated into record volume growth for transportation in 2006. Shipments remained relatively strong through the second quarter due to the production ramp-up of new models at plants served by us. Automotive parts shipments also grew due to conversion of traffic from trucks, new business growth, and production increases at several UPRR-served assembly plants. Fuel surcharges and price increases drove the ARC improvement.

Revenue increased in 2005 over 2004 primarily due to fuel surcharges and price increases, which also drove ARC improvement. Carloads decreased due to lower shipments of domestically manufactured finished vehicles and automotive parts and materials, reflecting industry weakness during 2005.

Chemicals – Price increases, fuel surcharges, and index-based contract escalators drove the increase in revenue and ARC in 2006 versus 2005. Fewer fertilizer shipments largely drove the volume decrease. Wet weather conditions in the Midwest led to weak demand during the fall fertilizer season. In addition, softer export markets for potash, a fertilizer product, also led to reduced volumes. Business interruptions in the third quarter of 2005, primarily attributable to Hurricane Rita, reduced chemicals shipments leading to favorable volume comparisons in 2006.

Price increases, fuel surcharges, and higher shipments of potash from Canada to Portland via the Eastport, Idaho gateway for overseas export all drove revenue growth in 2005 versus 2004. Declines in liquid and dry chemicals, plastics, and petroleum shipments, in part due to the business interruptions caused by Hurricane Rita, reduced volume. In addition, liquid and dry chemical shipments and plastic shipments were lower due to a weak export market, plant closures for maintenance, and the impact of an agreement with the BNSF for access to certain facilities in the Bayport, Texas area. ARC improved in 2005 due to price increases and fuel surcharges.

2006 Chemicals Revenue



Soda Ash 18%
Liquid & Dry Chemicals 25%
Fertilizer 13%
Petroleum & Other 23%
Plastics 21%

2006 Energy Revenue



Colorado / Utah 24%
SPRB 68%
Other 8%

Energy – Price increases, fuel surcharges, and index-based contract escalators primarily drove the increases in revenue and ARC in 2006 over 2005. Volume increases also contributed to revenue growth as coal shipments from the SPRB mines improved 8% during the year. These increases in 2006 partially reflect lower volume levels in 2005, as SPRB Joint Line disruptions, network disruptions resulting from Hurricane Rita, and the October Kansas washouts hampered coal shipments in 2005. Conversely, shipments from the Colorado and Utah mines declined 6% in 2006 due to mine shutdowns during the first quarter of 2006, along with the impact of mining production problems and network maintenance throughout the third quarter of 2006.

Revenue growth in 2005 over 2004 reflects higher prices, fuel surcharges, and index-based contract escalators. Although volume grew in the first quarter, carloads for 2005 were flat as a result of the extensive maintenance and restoration work on the SPRB Joint Line during the second, third, and fourth quarters, the impact of Hurricane Rita, the Kansas washouts, and temporary outages at mines in Colorado and Utah during the fourth quarter of 2005. ARC was higher due to price increases, higher fuel surcharges, and index-based contract escalators.

Industrial Products – Price increases and fuel surcharges improved revenue and ARC in 2006 over 2005. Volume levels declined due to lower lumber, paper, and newsprint shipments, which were partially offset by higher steel shipments. The softening of the housing market, lower production levels, and general market uncertainty drove the reduction in lumber shipments. Conversely, strong domestic markets throughout most of the year drove the increase in construction-related steel material and pipe, particularly those materials used in oil and gas drilling. Hurricane Rita reduced shipment volumes of industrial products in 2005, which favorably affected volume comparisons with 2006.

2006 Industrial Products Revenue


Non-Ferrous
14%
Steel
18%
Construction
Products
18%
Other
11%
Paper
14%
Lumber
25%

Price increases and fuel surcharges generated revenue growth in 2005 versus 2004. In particular, lumber shipments contributed to this growth due to solid pricing gains and fuel surcharges. Revenue from stone shipments increased revenue from construction products due to strong construction demand, larger train sizes, and improved car cycle times. Car cycle time is defined as the amount of time that a car spends on our system measured from the origin of the loaded or empty move until arrival at final destination. Overall carloads were flat compared to 2004. Partially offsetting substantial volume growth of stone shipments were reduced paper moves, primarily newsprint and fiber, and fewer shipments of government materials, steel, and cement, resulting from softening markets, cement shortages in certain markets, and higher inventories. Price increases and fuel surcharges drove ARC increases.

2006 Intermodal Revenue


Premium
7%
Domestic
36%
International
57%

Intermodal – Record volume growth, fuel surcharges, price increases, and index-based contract escalators combined to improve revenue in 2006 over 2005 in addition to the favorable impact from weaker intermodal revenue during 2005 due to the January West Coast storm. Carloadings grew due to strong imports, primarily from Asia, partially offset by decreased domestic traffic. ARC improved due to price increases, fuel surcharges, and contract escalators.

Revenue in 2005 improved over 2004 due to strong imports, primarily from China and the rest of Asia. However, business interruptions during the first quarter of 2005 due to the January West Coast storm limited full-year revenue growth. ARC improved due to price increases, fuel surcharges, and contract escalators.

Mexico Business – Each commodity group discussed above includes revenue from shipments to and from Mexico. Revenue from Mexico business increased 23% to $1.4 billion in 2006 compared to 2005. Price increases, fuel surcharges, and shipments of finished vehicles, automotive parts, import beer, dry feed ingredients, and intermodal drove revenue growth in 2006. Volume declines in coal, newsprint, and sulfur shipments partially offset the increases.

In 2005, revenue from Mexico grew 15% to $1.1 billion, resulting primarily from price increases and fuel surcharges. Carloads were flat versus 2004, as fewer automotive parts, energy, and intermodal shipments offset higher agricultural and industrial shipments.

Operating Expenses

Millions of Dollars	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Salaries, wages, and employee benefits	$ 4,599	$ 4,375	$ 4,167	5%	5%
Fuel and utilities	3,012	2,562	1,816	18	41
Equipment and other rents	1,455	1,402	1,374	4	2
Depreciation	1,237	1,175	1,111	5	6
Materials and supplies	691	546	488	27	12
Casualty costs	410	411	694	-	(41)
Purchased services and other costs	1,290	1,312	1,270	(2)	3
Total	$12,694	$11,783	$10,920	8%	8%

Operating expenses increased $911 million in 2006. Higher fuel prices, which rose 16% during the period, accounted for $393 million of the increase. Our fuel surcharge programs helped offset these expenses in the form of higher revenue, recovering approximately 90% of the additional expense incurred above our base fuel price of $0.75 per gallon for the year. We base a majority of our fuel surcharges on the average U.S. diesel fuel price effective two months prior. Our recovery percentage improved from the first part of 2006 due to the timing impact of our surcharges. Surcharge revenue began to recover higher fuel costs earlier in the year, and the two-month price lag caught up with declining fuel prices during the fourth quarter of 2006. Conversely, fuel surcharge revenue during the first quarter of 2007 will decline as lower fourth quarter fuel prices will reduce most of our surcharges.

Wages, benefits, and materials and supplies inflation; a larger workforce; volume-related expenses; and higher locomotive and freight car maintenance and lease expenses accounted for most of the additional increase in 2006. Settlement of all remaining insurance claims related to the 2005 January West Coast storm, an improved fuel consumption rate, and improved car cycle times (which reduced freight car rental expense) partially offset the cost increases. Additional clean-up and restoration costs for the 2005 January West Coast storm favorably affects comparison of 2005 operating expenses with those in 2006.

2006 Operating Expenses



Depreciation 10%
Materials 5%
Equipment & Other 12%
Fuel & Utilities 24%
Purchased Services & Other 10%
Casualty 3%
Salaries & Benefits 36%

Operating expenses increased $863 million in 2005 versus 2004. Excluding the asbestos charge of $247 million (pre-tax) in 2004, operating expenses increased $1.1 billion, or 10%. Significantly higher locomotive fuel prices accounted for $740 million of this increase (our fuel surcharge programs helped offset these expenses in the form of higher revenue). Inflation in wages, benefits, materials, and services, as well as a larger workforce, resulted in most of the additional increase. Also driving higher operating expenses were increased contract services and clean-up and restoration costs associated with the 2005 January West Coast storm.

Salaries, Wages, and Employee Benefits – General wage and benefit inflation increased expenses in 2006, reflecting higher salaries and wages and the impact of higher healthcare costs and other benefit costs. A larger workforce, driven by higher volume levels, and stock option expense required by new accounting rules also contributed to higher expenses. Conversely, reduced protection costs and operational improvements, boosted by network management initiatives and investment in capacity, partially offset these increases. Protection costs represent the differential payment when the wage earned for active employment is lower than an employee's protected rate of pay. An individual's protected rate is imposed by the STB for employees adversely affected by a merger or is established by collective bargaining agreements with our labor unions in certain cases. Additionally, we incurred higher labor expenses in 2005 for clean-up and restoration of property damaged by the January West Coast storm.

Several factors drove higher employment expenses in 2005. General wage and benefit inflation increased expenses, reflecting higher salaries and wages and the year-over-year impact of higher healthcare and other benefits costs. We also incurred higher expenses for management bonuses in 2005, as executive bonuses were not awarded for 2004 and bonuses for the professional workforce were significantly reduced in 2004. A 3% increase in our workforce and higher demand during 2005 also contributed to the increases. Additionally, labor expenses, in the form of higher train crew costs and labor incurred for repair and clean-up activities, increased due to the hurricanes in the third quarter and the West Coast storm in the first quarter. Reduced severance and relocation costs, increased network efficiency, and reduced training expenses partially offset these increases. Transferring various support personnel to Omaha, Nebraska, resulted in higher severance and relocation costs in 2004.

Fuel and Utilities

Millions of Dollars	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Locomotive fuel expense	$2,821	$2,393	$1,684	18%	42%
Fuel surcharge revenue	1,619	963	292	68	230

Fuel and utilities include locomotive fuel, utilities other than telephone, and gasoline and other fuels. Higher diesel fuel prices, which averaged $2.06 per gallon (including taxes and transportation costs) in 2006 compared to $1.77 per gallon in 2005, increased expenses by $393 million. A 3% increase in gross ton-miles resulted in $63 million of additional expenses, which was partially offset by a 2% improvement in our fuel consumption rate due to the use of newer, more fuel-efficient locomotives and our fuel conservation programs. As noted above (and described in this Item 7), we offset a significant portion of increased locomotive fuel expenses through revenue from fuel surcharges. Gasoline, utilities, and propane and other fuel expenses increased $20 million in 2006 due to higher prices and increased usage.

In 2005, diesel fuel prices averaged $1.77 per gallon compared to $1.22 per gallon in 2004, increasing expenses by $740 million. A 1% increase in gross ton-miles resulted in $8 million of additional expenses. We offset $39 million of these increases with a 2% improvement in our consumption rate in 2005 versus 2004. The Railroad had no fuel hedges in place during 2005, whereas we hedged 120 million gallons of fuel in 2004. Gasoline, utilities, and propane expenses increased $37 million in 2005 versus 2004 due to higher prices.

Equipment and Other Rents – Equipment and other rents primarily includes rental expense the Railroad pays for freight cars owned by other railroads or private companies; freight car, intermodal, and locomotive leases; other specialty equipment leases; and office and other rentals. Lease expense increased in 2006 compared to 2005 as we leased more locomotives and freight cars. Growth in automotive and intermodal shipments also increased our short-term freight car rental expense. Improved car-cycle times driven by network management initiatives partially offset this increase.

In 2005, the number of leased locomotives and freight cars increased, resulting in higher lease expense. Carload volume growth also increased 2005 expenses. Improved car-cycle times partially offset these increases which lowered our short-term freight car rental expense.

Depreciation – The majority of depreciation relates to track structure, including rail, ties, and other track material. A higher depreciable asset base, reflecting higher capital spending in recent years, and increased usage of our assets combined for higher depreciation expense in 2006 and 2005.

Materials and Supplies – Materials used to maintain the Railroad's lines, structures, and equipment are the principal components of materials and supplies expense. This expense item also includes small tools, office supplies, other materials, and the costs of freight services to ship Railroad supplies and materials. We used more repair materials at higher component costs to repair and maintain freight cars and our fleet of locomotives in 2006, including a growing number of units not covered by warranties. In addition, we performed more maintenance on locomotives that were maintained internally and not subject to maintenance contracts with third-party contractors compared to 2005.

During 2005, materials and supplies expense increased, primarily due to locomotive and freight car maintenance. We used more repair materials to maintain a larger fleet of locomotives, including a growing number of units not covered by warranties. Additionally, we incurred higher costs for car wheel sets, traction motors, and lube oil. Conversely, we incurred lower freight charges for shipping Railroad materials, and stationery and office supplies.

Casualty Costs – Personal injury costs, freight and property damage, insurance, and environmental expense are the primary components of casualty costs. Costs were flat in 2006 compared to 2005 as lower bad debt expenses, lower freight damage expenses, and lower expenses for destruction of foreign or leased equipment all offset personal injury costs and higher settlement expenses.

In 2005, casualty costs were lower than the previous year primarily due to higher expenses incurred in 2004 for an asbestos charge, a costly derailment near San Antonio, and a large jury verdict – affirmed in 2004 – for a 1998 crossing accident. Lower freight and property damage expense and lower costs for destruction of foreign or leased equipment also reduced casualty costs. Conversely, we incurred higher insurance costs and increased costs for third-party personal injuries and damages related to environmental exposures.

Purchased Services and Other Costs – Purchased services and other costs include the costs of services purchased from outside contractors, state and local taxes, net costs of operating facilities jointly used by UPRR and other railroads, transportation and lodging for train crew employees, trucking and contracting costs for intermodal containers, leased automobile maintenance expenses, telephone and cellular expense, employee travel expense, and computer and other general expenses. Volume-related expenses, including crew transportation and lodging costs, increased in 2006 driven by 3% growth of carloads. Higher state and local taxes (primarily sales and use taxes related to higher diesel fuel prices) also increased expenses in 2006 compared to 2005. Conversely, lower locomotive contract maintenance costs and lower expenses associated with jointly-owned operating facilities reduced expenses in 2006 compared to 2005. Settlement of all remaining insurance claims related to the 2005 January West Coast storm and the gain from the sale of two airplanes also reduced expenses in 2006. Finally, clean-up and restoration costs related to the January West Coast storm increased expenses in 2005, which also contributed to lower year-over-year expenses in 2006.

Expenses increased in 2005 versus 2004 because we experienced higher volume-related costs for freight car and locomotive contract maintenance and crew transportation and lodging. Although our intermodal carloadings increased over 4% in 2005, costs for trucking services provided by intermodal carriers remained flat as we substantially reduced expenses associated with network inefficiencies. Higher diesel fuel prices increased sales and use taxes in 2005, which resulted in higher state and local taxes. Other contract expenses for equipment maintenance and other services increased in 2005. The 2005 January West Coast storm and Hurricanes Katrina and Rita also contributed to higher expenses in 2005 (net of insurance settlements received). Partially offsetting these increases was a reduction in relocation expenses as we incurred higher relocation costs associated with moving support personnel to Omaha, Nebraska during 2004.

Non-Operating Items

Millions of Dollars	*2006*	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Other income	$ 118	$ 145	$ 88	(19)%	65%
Interest expense	(477)	(504)	(527)	(5)	(4)
Income taxes	(919)	(410)	(252)	124	63

Other Income – Lower net gains from non-operating asset sales and higher expenses due to rising interest rates associated with our sale of receivables program resulted in a reduction in other income in 2006, which was partially offset by higher rental income for the use of our right-of-way (including 2006 settlements of rate disputes from prior years) and cash investment returns due to higher interest rates.

In 2005, other income increased largely as a result of higher gains from real estate sales partially offset by higher expenses due to rising interest rates associated with our sale of receivables program.

Interest Expense – Lower interest expense in 2006 and 2005 was primarily due to declining weighted-average debt levels of $7.1 billion, $7.8 billion, and $8.1 billion in 2006, 2005, and 2004, respectively. A higher effective interest rate of 6.7% in 2006, compared to 6.5% in both 2005 and 2004, partially offset the effects of the declining debt level.

Income Taxes – Income tax expense was $509 million higher in 2006 than 2005. Higher pre-tax income resulted in additional taxes of $414 million and $118 million of the increase resulted from the one-time reduction in 2005 described below. Our effective tax rate was 36.4% and 28.6% in 2006 and 2005, respectively.

Income taxes were greater in 2005 than 2004 due to higher pre-tax income partially offset by a previously reported reduction in income tax expense. In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, we reported that the Corporation analyzed the impact that final settlements of pre-1995 tax years had on previously recorded estimates of deferred tax assets and liabilities. The completed analysis of the final settlements for pre-1995 tax years, along with Internal Revenue Service Examination Reports for tax years 1995 through 2002 were considered, among other things, in a review and re-evaluation of the Corporation's estimated deferred tax assets and liabilities as of September 30, 2005, resulting in an income tax expense reduction of $118 million in 2005.

OPERATING AND FINANCIAL STATISTICS

Railroad Performance Measures

We report key Railroad performance measures weekly to the Association of American Railroads, including carloads, average daily inventory of rail cars on our system, average train speed, and average terminal dwell time. This operating data is available on our website at www.up.com/investors/reports/index.shtml.

Operating Statistics

	2006	*2005*	*2004*	*% Change 2006 v 2005*	*% Change 2005 v 2004*
Average train speed (miles per hour)	21.4	21.1	21.4	1%	(1)%
Average terminal dwell time (hours)	27.2	28.7	30.5	(5)	(6)
Gross ton-miles (billions)	1,072.5	1,043.9	1,037.5	3	1
Revenue ton-miles (billions)	565.2	548.8	546.3	3	-
Average full-time equivalent employees	50,739	49,747	48,329	2	3

Average Train Speed – Average train speed is calculated by dividing train miles by hours operated on our main lines between terminals. Ongoing network management initiatives and capacity expansion allowed us to move 3% more carloads in 2006 and improve average train speed 1%. In 2005, the January West Coast storm, disruptions on the SPRB Joint Line, business interruptions caused by Hurricane Rita, and the Kansas washouts in October hampered efforts to improve our average train speed.

Average Terminal Dwell Time – Average terminal dwell time is the average time that a rail car spends at our terminals. Lower average terminal dwell time is favorable. Average terminal dwell improved 5% and 6% in 2006 and 2005, respectively, as a result of ongoing management initiatives and directed efforts to more timely deliver rail cars offline to our interchange partners and customers.

Gross and Revenue Ton-Miles – Gross ton-miles are calculated by multiplying the weight of loaded or empty freight cars by the number of miles hauled. Revenue ton-miles are calculated by multiplying the weight of freight by the number of tariff miles. In 2006, gross and revenue ton-miles grew 3% in relation to the 3% increase in carloadings as volume was balanced between the higher and lower density commodities. In 2005, gross ton-miles grew 1%, in relation to a 1% increase of carloadings. Revenue ton-miles were flat in 2005.

Average Full-Time Equivalent Employees – Higher employee levels in 2006 and 2005 included more people to maintain our larger locomotive and freight car fleet, the addition of employees needed to complete increased track repair and replacement programs, the hiring of operations management personnel, including an expanded management training program, and train and engine personnel to manage current demand.

Return on Invested Capital

Millions of Dollars, Except Percentages	*2006*	*2005*	*2004*
Net income	$ 1,606	$ 1,026	$ 604
Add: Interest expense	477	504	527
Add: Sale of receivables fees	33	23	11
Add: Interest on present value of operating leases	268	218	172
Less: Taxes on interest and fees	(283)	(213)	(209)
Net operating profit after taxes as adjusted (a)	$ 2,101	$ 1,558	$ 1,105
Average equity	$14,510	$13,181	$12,505
Add: Average debt	7,098	7,774	8,060
Add: Average value of sold receivables	600	595	590
Add: Average present value of operating leases	3,349	2,729	2,147
Average invested capital as adjusted (b)	$25,557	$24,279	$23,302
Return on invested capital as adjusted (a/b)	8.2%	6.4%	4.7%

Return on invested capital (ROIC) is considered a non-GAAP financial measure by SEC Regulation G and Item 10 of SEC Regulation S-K. We believe this measure is important in evaluating the efficiency and effectiveness of the Corporation's long-term capital investments, and we currently use ROIC as a performance criteria in determining certain elements of compensation for our executive officers and senior management. ROIC should be considered in addition to, rather than as a substitute for, other information provided in accordance with GAAP. A comparable GAAP measure is Return on Equity, which is included in Selected Financial Data, Item 6.

Debt to Capital/Lease Adjusted Debt to Capital

Millions of Dollars, Except Percentages	*2006*	*2005*	*2004*
Debt (a)	$ 6,780	$ 7,416	$ 8,131
Equity	15,312	13,707	12,655
Capital (b)	$22,092	$21,123	$20,786
Debt to capital (a/b)	30.7%	35.1%	39.1%

Millions of Dollars, Except Percentages	*2006*	*2005*	*2004*
Debt	$ 6,780	$ 7,416	$ 8,131
Net present value of operating leases	3,513	3,185	2,273
Lease adjusted debt (a)	$10,293	$10,601	$10,404
Equity	15,312	13,707	12,655
Lease adjusted capital (b)	$25,605	$24,308	$23,059
Lease adjusted debt to capital (a/b)	40.2%	43.6%	45.1%

Lease adjusted debt to capital is considered a non-GAAP financial measure by SEC Regulation G and Item 10 of SEC Regulation S-K. We believe this measure is important in evaluating the total amount of leverage in our capital structure including off-balance sheet lease obligations. We monitor the ratio of lease adjusted debt to capital as we manage our capital structure to balance cost effective and efficient access to the capital markets with the Corporation's overall cost of capital. Lease adjusted debt to capital should be considered in addition to, rather than as a substitute for, debt to capital. The table above provides support for the lease adjusted debt to capital calculation. Our debt to capital ratios improved as a result of a $636 million reduction in debt from December 31, 2005, and an increase in retained earnings due to higher net income in 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, our principal sources of liquidity included cash, cash equivalents, the sale of receivables, and our revolving credit facilities, as well as the availability of commercial paper and other sources of financing through the capital markets. We had $2 billion of committed credit facilities available, of which there were no borrowings outstanding as of December 31, 2006, and we did not make any short-term borrowings under these facilities during the year. The value of the outstanding undivided interest held by investors under the sale of receivables program was $600 million as of December 31, 2006. The sale of receivables program is subject to certain requirements, including the maintenance of an investment grade bond rating. If our bond rating were to deteriorate, it could have an adverse impact on our liquidity. Access to commercial paper is dependent on market conditions. Deterioration of our operating results or financial condition due to internal or external factors could negatively impact our ability to utilize commercial paper as a source of liquidity. Liquidity through the capital markets is also dependent on our financial stability.

At both December 31, 2006 and 2005, we had a working capital deficit of approximately $1.1 billion. A working capital deficit is common in our industry and does not indicate a lack of liquidity. We maintain adequate resources to meet our daily cash requirements, and we have sufficient financial capacity to satisfy our current liabilities.

Financial Condition

Cash Flows *Millions of Dollars*	*2006*	*2005*	*2004*
Cash provided by operating activities	$ 2,880	$ 2,595	$ 2,257
Cash used in investing activities	(2,042)	(2,047)	(1,732)
Cash used in financing activities	(784)	(752)	(75)
Net change in cash and cash equivalents	$ 54	$ (204)	$ 450

Cash Provided by Operating Activities – Higher income in 2006 generated the increased cash provided by operating activities, which was partially offset by higher income tax payments, $150 million in voluntary pension contributions, higher material and supply inventories, and higher management incentive payments in 2006. Higher income, lower management incentive payments in 2005 (executive bonuses, which would have been paid to individuals in 2005, were not awarded based on company performance in 2004 and bonuses for the professional workforce that were paid out in 2005 were significantly reduced), and working capital performance generated higher cash from operating activities in 2005. A voluntary pension contribution of $100 million in 2004 also augmented the positive year-over-year variance in 2005 as no pension contribution was made in 2005. This improvement was partially offset by cash received in 2004 for income tax refunds.

Cash Used in Investing Activities – An insurance settlement for the 2005 January West Coast storm and lower balances for work in process decreased the amount of cash used in investing activities in 2006. Higher capital investments and lower proceeds from asset sales partially offset this decrease. Increased capital spending, partially offset by higher proceeds from asset sales, increased the amount of cash used in investing activities in 2005 compared to 2004.

Cash Used in Financing Activities – The increase in cash used in financing activities primarily resulted from lower net proceeds from equity compensation plans ($189 million in 2006 compared to $262 million in 2005). The increase in 2005 results from debt issuances in 2004 and higher debt repayments in 2005. We did not issue debt in 2005 versus $745 million of debt issuances in 2004, and we repaid $699 million of debt in 2005 compared to $588 million in 2004. The higher outflows in 2005 were partially offset by higher net proceeds from equity compensation plans ($262 million in 2005 compared to $80 million in 2004).

The table below details cash capital investments for the years ended December 31, 2006, 2005, and 2004.

Millions of Dollars	*2006*	*2005*	*2004*
Track	$1,487	$1,472	$1,328
Capacity and commercial facilities	510	509	347
Locomotives and freight cars	135	98	125
Other	110	90	76
Total	$2,242	$2,169	$1,876

In 2007, we expect our total capital investments to be approximately $3.2 billion, which may include long-term leases. These investments will be used to maintain track and structures, continue capacity expansions on our main lines in constrained corridors, remove bottlenecks, upgrade and augment equipment to better meet customer needs, build and improve facilities and terminals, and develop and implement new technologies. We designed these investments to maintain infrastructure for safety, enhance customer service, promote growth, and improve operational fluidity. We expect to fund our 2007 cash capital investments through cash generated from operations, the sale or lease of various operating and non-operating properties, and cash on hand at December 31, 2006. We expect that these sources will continue to provide sufficient funds to meet our expected capital requirements for 2007.

For the years ended December 31, 2006, 2005, and 2004, our ratio of earnings to fixed charges was 4.4, 2.9, and 2.1, respectively. The increases in 2006 and 2005 were driven by higher net income. The ratio of earnings to fixed charges was computed on a consolidated basis. Earnings represent income from continuing operations, less equity earnings net of distributions, plus fixed charges and income taxes. Fixed charges represent interest charges, amortization of debt discount, and the estimated amount representing the interest portion of rental charges. See Exhibit 12 for the calculation of the ratio of earnings to fixed charges.

Financing Activities

Credit Facilities – On December 31, 2006, we had $2 billion in revolving credit facilities available, including $1 billion under a five-year facility expiring in March 2009 and $1 billion under a five-year facility expiring in March 2010 (collectively, the "facilities"). The facilities are designated for general corporate purposes and support the issuance of commercial paper. Neither of the facilities were drawn on in 2006. Commitment fees and interest rates payable under the facilities are similar to fees and rates available to comparably rated investment-grade borrowers. These facilities allow for borrowings at floating rates based on London Interbank Offered Rates, plus a spread, depending upon our senior unsecured debt ratings. The facilities require the maintenance of a minimum net worth and a debt to net worth coverage ratio. At December 31, 2006, we were in compliance with these covenants. The facilities do not include any other financial restrictions, credit rating triggers (other than rating-dependent pricing), or any other provision that could require the posting of collateral.

In addition to our revolving credit facilities, we had $150 million in uncommitted lines of credit available, including $75 million that expires in March 2007 and $75 million expiring in May 2007. Neither of these lines of credit were used as of December 31, 2006. We must have equivalent credit available under our five-year facilities to draw on these $75 million lines.

Dividends – On January 30, 2007, we increased the quarterly dividend to $0.35 per share, payable beginning on April 2, 2007, to shareholders of record on February 28, 2007. We expect to fund the increase in the quarterly dividend through cash generated from operations, the sale or lease of various operating and non-operating properties, and cash on hand at December 31, 2006.

Dividend Restrictions – We are subject to certain restrictions related to the payment of cash dividends to our shareholders due to minimum net worth requirements under our credit facilities. Retained earnings available for dividends increased to $7.8 billion at December 31, 2006, from $6.2 billion at December 31, 2005. We do not expect that these restrictions will have a material adverse effect on our consolidated results of operations, financial condition, or liquidity.

Common Stock Repurchases – On January 30, 2007, our Board of Directors authorized us to repurchase up to 20 million shares of our common stock through December 31, 2009. We may make these repurchases on the open market or through other transactions. Our management will have sole discretion with respect to determining the timing and amount of these transactions. We expect to fund our common stock repurchases through cash generated from operations, the sale or lease of various operating and non-operating properties, and cash on hand at December 31, 2006.

Shelf Registration Statement – Under a current shelf registration statement, we may issue any combination of debt securities, preferred stock, common stock, or warrants for debt securities or preferred stock in one or more offerings. At December 31, 2006, we had $500 million remaining for issuance under the current shelf registration statement. We have no immediate plans to issue any securities; however, we routinely consider and evaluate opportunities to replace existing debt or access capital through issuances of debt securities under this shelf registration, and, therefore, we may issue debt securities at any time.

Operating Lease Activities

As of December 31, 2006, our contractual obligations for operating leases totaled approximately $5.5 billion. Discounted at 8%, the present value of this obligation was approximately $3.5 billion. The Railroad, as lessee, entered into long-term operating lease arrangements during 2006 to finance the majority of its new equipment acquisitions. In 2006, the lessors under these lease arrangements purchased 200 locomotives and 2,100 freight cars from the Corporation through various financing transactions with a total equipment cost of approximately $523 million and a present value of $427 million. These new lease arrangements provide for minimum total rental payments of approximately $777 million and are reflected in the contractual obligations table as of December 31, 2006.

The lessors financed the purchase of the locomotives and freight cars, in part, by the issuance of equipment notes that are non-recourse to the Railroad and are secured by an assignment of the underlying leases and a security interest in the various types of equipment. Neither the Railroad nor UPC guarantees payment of the equipment notes. The Railroad's obligations to make operating lease payments under the leases are recourse obligations and are not recorded in the Consolidated Statements of Financial Position.

The Railroad has certain renewal and purchase options with respect to the locomotives and freight cars. If the Railroad does not exercise any such options, the equipment will be returned to the lessors at the end of the lease term.

Contractual Obligations and Commitments

As described in the notes to the Financial Statements and Supplementary Data, Item 8, and as referenced in the tables below, we have contractual obligations and commercial commitments that may affect our financial condition. However, based on our assessment of the underlying provisions and circumstances of our contractual obligations and commercial commitments, including material sources of off-balance sheet and structured finance arrangements, there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur that would have a material adverse effect on our consolidated results of operations, financial condition, or liquidity. In addition, the commercial obligations, financings, and commitments made by us are customary transactions that are similar to those of other comparable corporations, particularly within the transportation industry.

The following tables identify material obligations and commitments as of December 31, 2006:

Contractual Obligations *Millions of Dollars*	*Total*	*Payments Due by Period* *2007*	*2008*	*2009*	*2010*	*2011*	*After 2011*
Debt [a]	$ 9,102	$1,035	$ 880	$ 693	$ 606	$ 656	$ 5,232
Operating leases	5,457	624	546	498	456	419	2,914
Capital lease obligations [b]	1,916	180	173	168	148	157	1,090
Purchase obligations [c]	4,516	1,362	573	502	248	199	1,632
Other post retirement benefits [d]	298	27	28	29	31	31	152
Total contractual obligations	$21,289	$3,228	$2,200	$1,890	$1,489	$1,462	$11,020

[a] Excludes capital lease obligations of $1,236 million, unamortized discount of $103 million, and market value adjustments of $14 million for debt with qualifying hedges that are recorded as liabilities on the Consolidated Statements of Financial Position. Includes an interest component of $3,441 million.

[b] Represents total obligations, including interest component of $680 million.

[c] Purchase obligations include locomotive maintenance contracts; purchase commitments for locomotives, ties, ballast, and track; and agreements to purchase other goods and services.

[d] Includes estimated other postretirement, medical, and life insurance payments and payments made under the unfunded pension plan for the next ten years. No amounts are included for funded pension as no contributions are currently required.

Other Commercial Commitments *Millions of Dollars*	*Total*	*Amount of Commitment Expiration per Period* *2007*	*2008*	*2009*	*2010*	*2011*	*After 2011*
Credit facilities [a]	$2,000	$ -	$ -	$1,000	$1,000	$ -	$ -
Sale of receivables [b]	600	600	-	-	-	-	-
Guarantees [c]	464	5	6	18	45	75	315
Standby letters of credit [d]	37	12	25	-	-	-	-
Total commercial commitments	$3,101	$617	$31	$1,018	$1,045	$75	$315

[a] None of the credit facilities were used as of December 31, 2006.

[b] $600 million of the sale of receivables program was utilized at December 31, 2006.

[c] Includes guaranteed obligations related to our headquarters building, equipment financings, and affiliated operations.

[d] None of the letters of credit were drawn upon as of December 31, 2006.

Off-Balance Sheet Arrangements

Sale of Receivables – The Railroad transfers most of its accounts receivable to Union Pacific Receivables, Inc. (UPRI), a bankruptcy-remote subsidiary, as part of a sale of receivables facility. UPRI sells, without recourse on a 364-day revolving basis, an undivided interest in such accounts receivable to investors. The total capacity to sell undivided interests to investors under the facility was $600 million at both December 31, 2006 and 2005. The value of the outstanding undivided interest held by investors under the facility was $600 million at both December 31, 2006 and 2005, respectively. The value of the outstanding undivided interest held by investors is not included in our Consolidated Financial Statements. The value of the undivided interest held by investors was supported by $1,158 million and $1,226 million of accounts receivable held by UPRI at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the value of the interest retained by UPRI was $558 million and $626 million, respectively. This retained interest is included in accounts receivable in our Consolidated Financial Statements. The interest sold to investors is sold at carrying value, which approximates fair value, and there is no gain or loss recognized from the transaction.

The value of the outstanding undivided interest held by investors could fluctuate based upon the availability of eligible receivables and is directly affected by changing business volumes and credit risks, including default and dilution. If default or dilution percentages were to increase one percentage point, the amount of eligible receivables would decrease by $6 million. Should our credit rating fall below investment grade, the value of the outstanding undivided interest held by investors would be reduced, and, in certain cases, the investors would have the right to discontinue the facility.

The Railroad services the sold receivables; however, the Railroad does not recognize any servicing asset or liability as the servicing fees adequately compensate the Railroad for its responsibilities. The Railroad collected approximately $15.5 billion and $13.4 billion during the years ended December 31, 2006 and 2005, respectively. UPRI used certain of these proceeds to purchase new receivables under the facility.

The costs of the sale of receivables program are included in other income and were $33 million, $23 million, and $11 million for 2006, 2005, and 2004, respectively. The costs include interest, program fees paid to banks, commercial paper issuing costs, and fees for unused commitment availability.

The investors have no recourse to the Railroad's other assets except for customary warranty and indemnity claims. Creditors of the Railroad have no recourse to the assets of UPRI. In August 2006, the sale of receivables program was renewed for an additional 364-day period without any significant changes in terms.

Guarantees – At December 31, 2006, we were contingently liable for $464 million in guarantees. We have recognized a $6 million liability for the fair value of these obligations as of December 31, 2006. We entered into these contingent guarantees in the normal course of business, and they include guaranteed obligations related to our headquarters building, equipment financings, and affiliated operations. The final guarantee expires in 2022. We are not aware of any existing event of default that would require us to satisfy these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated financial condition, results of operations, or liquidity.

OTHER MATTERS

Inflation – The cumulative effect of long periods of inflation significantly increases asset replacement costs for capital-intensive companies. As a result, assuming that we replace all operating assets at current price levels, depreciation charges (on an inflation-adjusted basis) would be substantially greater than historically reported amounts.

Derivative Financial Instruments – We may use derivative financial instruments in limited instances for other than trading purposes to assist in managing our overall exposure to fluctuations in interest rates and fuel prices. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. We formally document the nature and relationships between the hedging instruments and hedged items, as well as our risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. Changes in the fair market value of derivative financial instruments that do not qualify for hedge accounting are charged to earnings. We may use swaps, collars, futures, and/or forward contracts to mitigate the risk of adverse movements in interest rates and fuel prices; however, the use of these derivative financial instruments may limit future benefits from favorable price movements.

Market and Credit Risk – We address market risk related to derivative financial instruments by selecting instruments with value fluctuations that highly correlate with the underlying hedged item. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. At December 31, 2006 and 2005, we were not required to provide collateral, nor had we received collateral, relating to our hedging activities.

Determination of Fair Value – We determined the fair values of our derivative financial instrument positions at December 31, 2006 and 2005 based upon current fair values as quoted by recognized dealers or developed based upon the present value of expected future cash flows.

Sensitivity Analyses – The sensitivity analyses that follow illustrate the economic effect that hypothetical changes in interest rates could have on our results of operations and financial condition. These hypothetical changes do not consider other factors that could impact actual results.

Interest Rate Fair Value Hedges – We manage our overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within our debt portfolio over a given period. We generally manage the mix of fixed and floating rate debt through the issuance of targeted amounts of each as debt matures or as we require incremental borrowings. We employ derivatives, primarily swaps, as one of the tools to obtain the targeted mix. In addition, we also obtain flexibility in managing interest costs and the interest rate mix within our debt portfolio by evaluating the issuance of and managing outstanding callable fixed-rate debt securities.

Swaps allow us to convert debt from fixed rates to variable rates and thereby hedge the risk of changes in the debt's fair value attributable to the changes in interest rates. We account for swaps as fair value hedges using the short-cut method pursuant to Financial Accounting Standards Board (FASB) Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*; therefore, we do not record any ineffectiveness within our Consolidated Financial Statements. As of December 31, 2006 and 2005, we had interest rate swaps hedging debt of $500 million and $750 million, respectively.

At December 31, 2006 and 2005, we had variable-rate debt representing approximately 7% and 10%, respectively, of our total debt. If variable interest rates average one percentage point higher in 2007 than our December 31, 2006 variable rate, which was approximately 8%, our interest expense would increase by approximately $5 million. If variable interest rates averaged one percentage point higher in 2006 than our December 31, 2005 variable rate, which was approximately 7%, our interest expense would have increased by approximately $7 million. These amounts were determined by considering the impact of the hypothetical interest rates on the balances of our variable-rate debt at December 31, 2006 and 2005, respectively.

Market risk for fixed-rate debt is estimated as the potential increase in fair value resulting from a hypothetical one percentage point decrease in interest rates as of December 31, 2006, and amounts to approximately $462 million at December 31, 2006. Market risk resulting from a hypothetical one percentage point decrease in interest rates as of December 31, 2005, amounted to approximately $535 million at December 31, 2005. We estimated the fair values of our fixed-rate debt by considering the impact of the hypothetical interest rates on quoted market prices and current borrowing rates.

Interest Rate Cash Flow Hedges – We report changes in the fair value of cash flow hedges in accumulated other comprehensive loss until the hedged item affects earnings. At December 31, 2006, we had a reduction of $5 million recorded as an accumulated other comprehensive loss that is being amortized on a straight-line basis through September 30, 2014. As of December 31, 2006 and 2005, we had no interest rate cash flow hedges outstanding.

Fuel Cash Flow Hedges – Fuel costs are a significant portion of our total operating expenses. In 2006 and 2005, our primary means of mitigating the impact of adverse fuel price changes was our fuel surcharge programs. However, we may use swaps, collars, futures and/or forward contracts to further mitigate the impact of adverse fuel price changes. We did not have any fuel hedges in place during 2006 or 2005. We hedged 120 million gallons of fuel during 2004 using collars with average cap, floor, and ceiling prices of $0.74, $0.64, and $0.86 per gallon, respectively.

Fuel Swaps – We entered into two fuel basis swaps for the period August 2006 through July 2008, which cover a total of 151 million gallons of diesel fuel. These commodity basis swaps require us to make payments to, or receive payments from, the counterparty based on the difference between certain price indices. Changes in the fair value of these swaps are reflected in fuel expense. We reported a derivative asset of approximately $2 million at December 31, 2006, which represents the fair value of the swaps. The swaps reduced fuel expense for 2006 by $3 million, which included monthly net settlements with the counterparty and the fair value recognition at December 31, 2006.

Accounting Pronouncements – In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48). Under the interpretation, we will recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized will be measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The interpretation is effective for us beginning in the first quarter of 2007. The cumulative effect of adopting FIN 48 will be a one-time reduction in the January 1, 2007 balance of retained earnings. Future changes in uncertain tax positions will be included in income tax expense. We do not expect that the cumulative effect of adopting FIN 48 will have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurement* (FAS 157). While this statement does not require new fair value measurements, it provides guidance on applying fair value and expands required disclosures. FAS 157 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 157 may have on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (FAS 158). FAS 158 required us to recognize the funded status of our pension and postretirement plans in the balance sheet, along with a corresponding noncash, after-tax adjustment to shareholders' equity. Funded status is determined as the difference between the fair value of plan assets and the benefit obligation. Changes in the funded status will be recognized in other comprehensive loss. We adopted FAS 158 at the end of 2006 and have disclosed the impact of the adoption in note 7 of the Financial Statements and Supplementary Data, Item 8.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current-year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement and balance sheet approach and then evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior-year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior-year's financial statements are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 was effective for us at the end of 2006. The adoption of SAB 108 did not have any impact on our Consolidated Financial Statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (FAS 159). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our Consolidated Financial Statements.

Asserted and Unasserted Claims – Various claims and lawsuits are pending against us and certain of our subsidiaries. It is not possible at this time for us to determine fully the effect of all unasserted claims on our consolidated results of operations, financial condition, or liquidity; however, to the extent possible, where unasserted claims are considered probable and where such claims can be reasonably estimated, we have recorded a liability. We do not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities, or guarantees will have a material adverse effect on our consolidated results of operations, financial condition, or liquidity after taking into account liabilities previously recorded for these matters.

Indemnities – Our maximum potential exposure under indemnification arrangements, including certain tax indemnifications, can range from a specified dollar amount to an unlimited amount, depending on the nature of the transactions and the agreements. Due to uncertainty as to whether claims will be made or how they will be resolved, we cannot reasonably determine the probability of an adverse claim or reasonably estimate any adverse liability or the total maximum exposure under these indemnification arrangements. We do not have any reason to believe that we will be required to make any material payments under these indemnity provisions.

Insurance Subsidiaries – We have two consolidated, wholly-owned subsidiaries that provide insurance coverage for certain risks, including physical loss or property damage and certain other claims that are subject to reinsurance.

CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements have been prepared in accordance with GAAP. The preparation of these financial statements requires estimation and judgment that affect the reported amounts of revenue, expenses, assets, and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The following critical accounting policies are a subset of our significant accounting policies described in note 1 to the Financial Statements and Supplementary Data, Item 8. These critical accounting policies affect significant areas of our financial statements and involve judgment and estimates. If these estimates differ significantly from actual results, the impact on our Consolidated Financial Statements may be material.

Asbestos – We are a defendant in a number of lawsuits in which current and former employees allege exposure to asbestos. During 2004, we engaged a third party with extensive experience in estimating resolution costs for asbestos-related claims to assist us in assessing our potential liability. As a result of this assessment, we increased our liability in 2004 for resolving both asserted and unasserted asbestos-related claims through 2034. This liability excludes future defense and processing costs. The liability for resolving both asserted and unasserted claims was based on the following assumptions:

- The number of future claims received would be consistent with historical averages.
- The number of claims filed against us will decline each year.
- The average settlement values for asserted and unasserted claims will be equivalent to historical averages.
- The percentage of claims dismissed in the future will be equivalent to historical averages.

Our asbestos-related liabilities were $302 million and $311 million at December 31, 2006 and 2005, respectively. The current portion of asbestos-related liabilities was $13 million and $16 million, respectively. Approximately 16% of the recorded liability related to asserted claims and approximately 84% related to unasserted claims. These claims are expected to be paid out over the next 28 years. We have insurance coverage for a portion of the costs incurred to resolve asbestos-related claims, and, as a result of the 2004 assessment, we increased our receivable for insurance recoveries related to asbestos during 2004. We have recognized an asset for estimated insurance recoveries at December 31, 2006 and 2005.

Our asbestos-related claims activity was as follows:

Claims Activity	*2006*	*2005*	*2004*
Open claims, beginning balance	2,435	2,316	2,560
New claims	316	741	474
Settled or dismissed claims	(474)	(622)	(718)
Open claims, ending balance at December 31	2,277	2,435	2,316

During 2006 and 2005 our third-party consultants assisted us in reviewing our actual asbestos claim experience compared to the assumptions used in the 2004 estimate, and we determined that no adjustment was necessary. We will continue to review actual experience and adjust our estimate as warranted.

We believe that our liability for asbestos-related claims and the estimated insurance recoveries reflect reasonable and probable estimates. The amounts recorded for asbestos-related liabilities and related insurance recoveries were based on currently known facts. However, future events, such as the number of new claims to be filed each year, average settlement costs, and insurance coverage issues could cause the actual costs and insurance recoveries to be higher or lower than the projected amounts. Estimates may also vary due to changes to strategies, activities, and outcomes of asbestos litigation, federal and state law governing litigation and compensation of asbestos claimants, and the level of payments made to claimants by other defendants.

Environmental – We are subject to federal, state, and local environmental laws and regulations. We identified 367 sites at which we are or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. This includes 44 sites that are the subject of actions taken by the U.S. government, 25 of which are currently on the Superfund National Priorities List. Certain federal legislation imposes joint and several liability for the remediation of identified sites; consequently, our ultimate environmental liability may include costs relating to activities of other parties, in addition to costs relating to our own activities at each site.

Our environmental site activity was as follows:

Site Activity	*2006*	*2005*	*2004*
Open sites, beginning balance	370	384	417
New sites	50	56	59
Closed sites	(53)	(70)	(92)
Open sites, ending balance at December 31	367	370	384

When we identify an environmental issue with respect to property owned, leased, or otherwise used in the conduct of our business, we and our consultants perform environmental assessments on the property. We expense the cost of the assessments as incurred. We accrue the cost of remediation where our obligation is probable and we can reasonably estimate such costs. We do not discount our environmental liabilities when the timing of the anticipated cash payments is not fixed or readily determinable.

Environmental expense for the years ended December 31, 2006, 2005, and 2004 were $39 million, $45 million, and $46 million, respectively. As of December 31, 2006 and 2005, we had a liability of $210 million and $213 million, respectively, accrued for future environmental costs, of which $54 million and $46 million, respectively, were recorded in current liabilities as accrued casualty costs. The liability includes future costs for remediation and restoration of sites, as well as ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties, and existing technology, laws, and regulations. The ultimate liability for remediation is difficult to determine because of the number of potentially responsible parties involved, site-specific cost sharing arrangements with other potentially responsible parties, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and the speculative nature of remediation costs. Current obligations are not expected to have a material adverse effect on our consolidated results of operations, financial condition, or liquidity.

Personal Injury – The cost of personal injuries to employees and others related to our activities is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use third-party actuaries to assist us with measuring the expense and liability, including unasserted claims. The Federal Employers' Liability Act (FELA) governs compensation for work-related accidents. Under FELA, damages are assessed based on a finding of fault through litigation or out-of-court settlements. We offer a comprehensive variety of services and rehabilitation programs for employees who are injured at work. Annual expenses for personal injury-related events were $240 million in 2006, $247 million in 2005, and $288 million in 2004. As of December 31, 2006 and 2005, we had accrued liabilities of $631 million and $619 million for future personal injury costs, respectively, of which $233 million and $274 million was recorded in current liabilities as accrued casualty costs, respectively. Our personal injury liability is discounted to present value using applicable U.S. Treasury rates. Approximately 87% of the recorded liability related to asserted claims, and approximately 13% related to unasserted claims. Estimates can vary over time due to evolving trends in litigation.

Our personal injury claims activity was as follows:

Claims Activity	*2006*	*2005*	*2004*
Open claims, beginning balance	4,197	4,028	4,085
New claims	4,190	4,584	4,366
Settled or dismissed claims	(4,261)	(4,415)	(4,423)
Open claims, ending balance at December 31	4,126	4,197	4,028

Depreciation – The railroad industry is capital intensive. Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property. The lives are calculated using a separate composite annual percentage rate for each depreciable property group, based on the results of internal depreciation studies. We are required to submit a report on depreciation studies and proposed depreciation rates to the STB for review and approval every three years for equipment property and every six years for road property. The cost (net of salvage) of depreciable railroad property retired or replaced in the ordinary course of business is charged to accumulated depreciation, and no gain or loss is recognized. A gain or loss is recognized in other income for all other property upon disposition because the gain or loss is not part of rail operations. The cost of internally developed software is capitalized and amortized over a five-year period.

Significant capital spending in recent years increased the total value of our depreciable assets. Cash capital spending totaled $2.2 billion for the year ended December 31, 2006. For the year ended December 31, 2006, depreciation expense was $1.2 billion. We use various methods to estimate useful lives for each group of depreciable property. Due to the capital intensive nature of the business and the large base of depreciable assets, variances to those estimates could have a material effect on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by one year, annual depreciation expense would decrease by approximately $43 million. If the estimated useful lives of all assets to be depreciated were decreased by one year, annual depreciation expense would increase by approximately $45 million.

Income Taxes – As required under FASB Statement No. 109, *Accounting for Income Taxes*, we account for income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. These expected future tax consequences are measured based on provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as a change in the corporate tax rate, could have a material impact on our financial condition or results of operations. For example, a 1% increase in the federal income tax rate would increase our deferred tax liability by approximately $245 million.

When appropriate, we record a valuation allowance against deferred tax assets to offset future tax benefits that may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part on management's judgments regarding the best available evidence about future events. Based on that analysis, we recorded a valuation allowance of $5 million against certain deferred tax assets as of December 31, 2005. There was no valuation allowance as of December 31, 2006.

Pension and Other Postretirement Benefits – We use third-party actuaries to assist us in properly measuring the liabilities and expenses associated with providing pension and defined contribution medical and life insurance benefits (OPEB) to eligible employees. In order to use actuarial methods to value the liabilities and expenses we must make several assumptions. The critical assumptions used to measure pension obligations and expenses are the discount rate and expected rate of return on pension assets. For OPEB, the critical assumptions are the discount rate and healthcare cost trend rate.

We evaluate our critical assumptions at least annually, and selected assumptions are based on the following factors:

- Discount rate is based on a hypothetical portfolio of high quality corporate bonds (rated AA by a recognized rating agency) for which the timing and amount of cash flows matches our plan's expected benefit payments.

- Expected return on plan assets is based on our asset allocation mix and our historical return, taking into consideration current and expected market conditions.

- Healthcare cost trend rate is based on our historical rates of inflation and expected market conditions.

The following tables present the key assumptions used to measure pension and OPEB expense for 2006 and the estimated impact on 2006 pension and OPEB expense relative to a change in those assumptions:

Assumptions	*Pension*	*OPEB*
Discount rate	5.75%	5.75%
Salary increase	2.75%	N/A
Expected return on plan assets	8.00%	N/A
Healthcare cost trend rate:		
Current	N/A	9.00%
Level in 2010	N/A	5.00%

Sensitivities	*Increase in Expense*	
Millions of Dollars	*Pension*	*OPEB*
0.25% decrease in discount rate	$ 6	$ —
0.25% increase in salary scale	$ 1	N/A
0.25% decrease in expected return on plan assets	$ 4	N/A
1% increase in healthcare cost trend rate	N/A	$ 5

CAUTIONARY INFORMATION

Certain statements in this report, and statements in other reports or information filed or to be filed with the SEC (as well as information included in oral statements or other written statements made or to be made by us), are, or will be, forward-looking statements as defined by the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, statements and information set forth under the caption "2007 Outlook" in this Item 7, and any other statements or information in this report (including information incorporated herein by reference) regarding: expectations as to operational or service improvements; expectations regarding the effectiveness of steps taken or to be taken to improve operations, service, infrastructure improvements, transportation plan modifications, and management of customer traffic on the system to meet demand; expectations as to cost savings, revenue growth, and earnings; the time by which goals, targets, or objectives will be achieved; projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, future economic performance, and general economic conditions; proposed new products and services; estimates of costs relating to environmental remediation and restoration; expectations that claims, litigation, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated results of operations, financial condition, or liquidity and any other similar expressions concerning matters that are not historical facts.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times that, or by which, such performance or results will be achieved. Forward-looking information is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

Forward-looking statements and information reflect the good faith consideration by management of currently available information, and may be based on underlying assumptions believed to be reasonable under the circumstances. However, such information and assumptions (and, therefore, such forward-looking statements and information) are or may be subject to variables or unknown or unforeseeable events or circumstances over which management has little or no influence or control. The Risk Factors in Item 1A of this report could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements.

Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Information concerning market risk sensitive instruments is set forth under Management's Discussion and Analysis of Financial Condition and Results of Operations — Other Matters, Item 7.

****

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements **Page**

Report of Independent Registered Public Accounting Firm 43

Consolidated Statements of Income
For the Years Ended December 31, 2006, 2005, and 2004 44

Consolidated Statements of Financial Position
At December 31, 2006 and 2005 45

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005, and 2004 46

Consolidated Statements of Changes in Common Shareholders' Equity
For the Years Ended December 31, 2006, 2005, and 2004 47

Notes to the Consolidated Financial Statements 48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Corporation, its Directors, and Shareholders:

We have audited the accompanying consolidated statements of financial position of Union Pacific Corporation and Subsidiary Companies (the Corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Table of Contents at Part IV, Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and Subsidiary Companies as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 7 to the consolidated financial statements, in 2006 the Corporation adopted Statement of Financial Accounting Standard No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Deloitte & Touche LLP

Omaha, Nebraska
February 16, 2007

CONSOLIDATED STATEMENTS OF INCOME

Union Pacific Corporation and Subsidiary Companies

Millions, Except Per Share Amounts, for the Years Ended December 31,	*2006*	*2005*	*2004*
Operating revenue	$15,578	$13,578	$12,215
Operating expenses:			
Salaries, wages, and employee benefits	4,599	4,375	4,167
Fuel and utilities	3,012	2,562	1,816
Equipment and other rents	1,455	1,402	1,374
Depreciation	1,237	1,175	1,111
Materials and supplies	691	546	488
Casualty costs	410	411	694
Purchased services and other costs	1,290	1,312	1,270
Total operating expenses	12,694	11,783	10,920
Operating income	2,884	1,795	1,295
Other income	118	145	88
Interest expense	(477)	(504)	(527)
Income before income taxes	2,525	1,436	856
Income taxes	(919)	(410)	(252)
Net income	$ 1,606	$ 1,026	$ 604
Share and Per Share:			
Earnings per share – basic	$ 5.96	$ 3.89	$ 2.33
Earnings per share – diluted	$ 5.91	$ 3.85	$ 2.30
Weighted average number of shares – basic	269.4	263.4	259.1
Weighted average number of shares – diluted	272.0	266.5	262.2
Dividends declared per share	$ 1.20	$ 1.20	$ 1.20

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, as of December 31,	*2006*	*2005*
Assets		
Current assets:		
Cash and cash equivalents	**$ 827**	$ 773
Accounts receivable, net	**679**	747
Materials and supplies	**395**	331
Current deferred income taxes	**319**	304
Other current assets	**191**	170
Total current assets	**2,411**	2,325
Investments:		
Investments in and advances to affiliated companies	**865**	789
Other investments	**12**	17
Total investments	**877**	806
Properties:		
Road	**35,634**	33,812
Equipment	**7,637**	7,675
Other	**177**	210
Total cost	**43,448**	41,697
Accumulated depreciation	**(10,575)**	(9,722)
Net properties	**32,873**	31,975
Other assets	**354**	514
Total assets	**$ 36,515**	$35,620
Liabilities and Common Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 684**	$ 783
Accrued wages and vacation	**412**	415
Accrued casualty costs	**409**	478
Income and other taxes	**279**	212
Dividends and interest	**238**	252
Debt due within one year	**780**	656
Equipment rents payable	**108**	130
Other current liabilities	**629**	458
Total current liabilities	**3,539**	3,384
Debt due after one year	**6,000**	6,760
Deferred income taxes	**9,696**	9,482
Accrued casualty costs	**868**	876
Retiree benefits obligation	**504**	855
Other long-term liabilities	**596**	556
Commitments and contingencies (note 10)		
Total liabilities	**21,203**	21,913
Common shareholders' equity:		
Common shares, par value $2.50 per share, 500,000,000 shares authorized; 275,962,411 and 275,798,611 shares issued, respectively	**690**	689
Paid-in-surplus	**3,943**	3,915
Retained earnings	**11,215**	9,932
Treasury stock	**(394)**	(599)
Accumulated other comprehensive loss	**(142)**	(230)
Total common shareholders' equity	**15,312**	13,707
Total liabilities and common shareholders' equity	**$ 36,515**	$35,620

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, for the Years Ended December 31,	*2006*	*2005*	*2004*
Operating Activities			
Net income	**$ 1,606**	$ 1,026	$ 604
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**1,237**	1,175	1,111
Deferred income taxes	**235**	320	359
Stock-based compensation expense	**35**	21	21
Net gain from asset sales	**(72)**	(135)	(69)
Other operating activities, net	**(175)**	37	135
Changes in current assets and liabilities, net	**14**	151	96
Cash provided by operating activities	**2,880**	2,595	2,257
Investing Activities			
Capital investments	**(2,242)**	(2,169)	(1,876)
Proceeds from asset sales	**133**	185	145
Acquisition of equipment pending financing	**(536)**	(872)	(674)
Proceeds from completed equipment financings	**536**	872	674
Other investing activities, net	**67**	(63)	(1)
Cash used in investing activities	**(2,042)**	(2,047)	(1,732)
Financing Activities			
Dividends paid	**(322)**	(314)	(310)
Debt repaid	**(657)**	(699)	(588)
Debt issued	**-**	-	745
Net proceeds from equity compensation plans	**160**	262	80
Excess tax benefits from equity compensation plans	**29**	-	-
Other financing activities, net	**6**	(1)	(2)
Cash used in financing activities	**(784)**	(752)	(75)
Net change in cash and cash equivalents	**54**	(204)	450
Cash and cash equivalents at beginning of year	**773**	977	527
Cash and cash equivalents at end of year	**$ 827**	$ 773	$ 977
Changes in Current Assets and Liabilities, Net of Acquisitions			
Accounts receivable, net	**$ 68**	$ (201)	$ (40)
Materials and supplies	**(64)**	(22)	(42)
Other current assets	**(21)**	12	101
Accounts, wages, and vacation payable	**(102)**	224	100
Other current liabilities	**133**	138	(23)
Total	**$ 14**	$ 151	$ 96
Supplemental Cash Flow Information			
Non-cash investing activities:			
Capital investments accrued but not yet paid	**$ 106**	$ 103	$ 82
Non-cash financing activity, cash dividends declared but not yet paid	**80**	78	76
Cash (paid) received during the year for:			
Interest	**(492)**	(510)	(517)
Income taxes, net	**(549)**	(29)	187

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars *Thousands of Shares*	*Common Shares*	*Treasury Shares*	*Common Shares*	*Paid-in-Surplus*	*Retained Earnings*	*Treasury Stock*	*Accumulated Other Comp Income/(Loss)* *Defined Benefit Plans*	*Foreign Curr. Trans.*	*FAS 133*	*Total*
Balance at Jan. 1, 2004	275,693	(17,532)	$689	$3,936	$ 8,930	$(1,077)	$(109)	$(18)	$ 3	$12,354
Comprehensive income/(loss):										
Net income			-	-	604	-	-	-	-	604
Other comp. income/(loss) [a]			-	-	-	-	(103)	-	(10)	(113)
Total comprehensive income/(loss)			-	-	604	-	(103)	-	(10)	491
Conversion, exercises of stock options, forfeitures, and other	2	2,357	-	(19)	-	141	-	-	-	122
Dividends declared ($1.20 per share)	-	-	-	-	(312)	-	-	-	-	(312)
Balance at Dec. 31, 2004	275,695	(15,175)	$689	$3,917	$ 9,222	$ (936)	$(212)	$(18)	$ (7)	$12,655
Comprehensive income/(loss):										
Net income			-	-	1,026	-	-	-	-	1,026
Other comp. income/(loss) [a]			-	-	-	-	1	5	1	7
Total comprehensive income/(loss)			-	-	1,026	-	1	5	1	1,033
Conversion, exercises of stock options, forfeitures, and other	104	6,011	-	(2)	-	337	-	-	-	335
Dividends declared ($1.20 per share)	-	-	-	-	(316)	-	-	-	-	(316)
Balance at Dec. 31, 2005	275,799	(9,164)	$689	$3,915	$ 9,932	$ (599)	$(211)	$(13)	$ (6)	$13,707
Comprehensive income/(loss):										
Net income			-	-	1,606	-	-	-	-	1,606
Other comp. income/(loss) [a]			-	-	-	-	170	(4)	1	167
Total comprehensive income/(loss)			-	-	1,606	-	170	(4)	1	1,773
FAS 158 adoption (note 7) [b]			-	-	-	-	(79)	-	-	(79)
Conversion, exercises of stock options, forfeitures, and other	163	3,374	1	28	-	205	-	-	-	234
Dividends declared ($1.20 per share)	-	-	-	-	(323)	-	-	-	-	(323)
Balance at Dec. 31, 2006	275,962	(5,790)	$690	$3,943	$11,215	$ (394)	$(120)	$(17)	$ (5)	$15,312

[a] Net of deferred taxes of $102, $5, and $(69) in 2006, 2005, and 2004, respectively.
[b] Net of deferred taxes of $(94).

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Union Pacific Corporation and Subsidiary Companies

For purposes of this report, unless the context otherwise requires, all references herein to the "Corporation", "UPC", "we", "us", and "our" mean Union Pacific Corporation and its subsidiaries, including Union Pacific Railroad Company, which will be separately referred to herein as "UPRR" or the "Railroad".

1. Significant Accounting Policies

Principles of Consolidation – The Consolidated Financial Statements include the accounts of Union Pacific Corporation and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned) are accounted for using the equity method of accounting. All significant intercompany transactions are eliminated. The Corporation evaluates its less than majority-owned investments for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised 2003), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (FIN 46(R)). We currently have no less than majority-owned investments that require consolidation under FIN 46(R).

Cash and Cash Equivalents – Cash equivalents consist of investments with original maturities of three months or less.

Materials and Supplies – Materials and supplies are carried at the lower of average cost or market.

Property and Depreciation – Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property. The cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation, and no gain or loss is recognized. A gain or loss is recognized in other income for all other property upon disposition because the gain or loss is not part of rail operations. The cost of internally developed software is capitalized and amortized over a five-year period.

Impairment of Long-lived Assets – We review long-lived assets, including identifiable intangibles, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

Revenue Recognition – We recognize commodity revenue on a percentage-of-completion basis as freight moves from origin to destination. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Other revenue is recognized as service is performed or contractual obligations are met. Customer incentives, which are primarily provided for shipping a specified cumulative volume or shipping to/from specific locations, are recorded as a reduction to revenue based on actual or projected future customer shipments.

Translation of Foreign Currency – Our portion of the assets and liabilities related to foreign investments are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the year. Unrealized adjustments are reflected within common shareholders' equity as accumulated other comprehensive income or loss.

Financial Instruments – The carrying value of our non-derivative financial instruments approximates fair value. The fair value of financial instruments is generally determined by reference to market values as quoted by recognized dealers or developed based upon the present value of expected future cash flows.

We periodically use derivative financial instruments, for other than trading purposes, to manage risk related to changes in fuel prices and interest rates.

Stock-Based Compensation – We have several stock-based compensation plans under which employees and non-employee directors receive stock options, nonvested retention shares, and nonvested stock units. We refer to the nonvested shares and stock units collectively as "retention awards". We issue treasury shares to cover option exercises and stock unit vestings, while new shares are issued when retention shares vest.

We adopted FASB Statement No. 123(R), *Share-Based Payment* (FAS 123(R)), on January 1, 2006. FAS 123(R) requires us to measure and recognize compensation expense for all stock-based awards made to employees and directors, including stock options. Compensation expense is based on the calculated fair value of the awards as measured at the grant date and is expensed ratably over the service period of the awards (generally the vesting period). The fair value of retention awards is the stock price on the date of grant, while the fair value of stock options is determined by using the Black-Scholes option pricing model. We elected to use the modified prospective transition method as permitted by FAS 123(R) and did not restate financial results for prior periods. We did not make an adjustment for the cumulative effect of these estimated forfeitures, as the impact was not material.

As a result of the adoption of FAS 123(R), we recognized expense for stock options in 2006, in addition to retention awards, which were expensed prior to 2006. Stock-based compensation expense for the year ended December 31, 2006 was $22 million, after tax, or $0.08 per basic and diluted share. This includes $9 million for stock options and $13 million for retention awards for 2006. Before taxes, stock-based compensation expense included $14 million for stock options and $21 million for retention awards for 2006. We recorded $29 million of excess tax benefits as an inflow of financing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2006.

Prior to the adoption of FAS 123(R), we applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation expense related to stock option grants was reflected in net income, as all options granted under those plans had a grant price equal to the market value of our common stock on the date of grant. Stock-based compensation expense related to retention shares, stock units, and other incentive plans was reflected in net income. The following table details the effect on net income and earnings per share had compensation expense for all of our stock-based awards, including stock options, been recorded in the years ended December 31, 2005 and 2004 based on the fair value method under FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

Pro Forma Stock-Based Compensation Expense	*Year Ended December 31,*	
Millions of Dollars, Except Per Share Amounts	*2005*	*2004*
Net income, as reported	$1,026	$ 604
Stock-based employee compensation expense, reported in net income, net of tax	13	13
Total stock-based employee compensation expense determined under fair value–based method for all awards, net of tax [a]	(50)	(35)
Pro forma net income	$ 989	$ 582
Earnings per share – basic, as reported	$ 3.89	$2.33
Earnings per share – basic, pro forma	$ 3.75	$2.25
Earnings per share – diluted, as reported	$ 3.85	$2.30
Earnings per share – diluted, pro forma	$ 3.71	$2.22

[a] Stock options for executives granted in 2003 and 2002 included a reload feature. This reload feature allowed executives to exercise their options using shares of Union Pacific Corporation common stock that they already owned and obtain a new grant of options in the amount of the shares used for exercise plus any shares withheld for tax purposes. The reload feature of these option grants could only be exercised if the

price of our common stock increased at least 20% from the price at the time of the reload grant. During the year ended December 31, 2005, reload option grants represented $19 million of the pro forma expense noted above. There were no reload options exercised during 2004 and no pro forma expense for reload option grants in 2004. There were no reload option grants during 2006 as stock options exercised after January 1, 2006 are not eligible for the reload feature.

Earnings Per Share – Basic earnings per share are calculated on the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and stock-based awards where the conversion of such instruments would be dilutive.

Use of Estimates – Our Consolidated Financial Statements include estimates and assumptions regarding certain assets, liabilities, revenue, and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

Income Taxes – As required under FASB Statement No. 109, *Accounting for Income Taxes*, we account for income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. These expected future tax consequences are measured based on provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as a change in the corporate tax rate, could have a material impact on our financial condition or results of operations.

When appropriate, we record a valuation allowance against deferred tax assets to offset future tax benefits that may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part on management's judgments regarding the best available evidence about future events.

Pension and Postretirement Benefits – We incur certain employment-related expenses associated with pensions and postretirement health benefits. In order to measure the expense associated with these benefits, we must make various assumptions including discount rates used to value certain liabilities, expected return on plan assets used to fund these expenses, salary increases, employee turnover rates, anticipated mortality rates, and expected future healthcare costs. The assumptions used by us are based on our historical experience as well as current facts and circumstances. We use third-party actuaries to assist us in properly measuring the expense and liability associated with these benefits.

Personal Injury – The cost of injuries to employees and others on our property is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use third-party actuaries to assist us in properly measuring the expense and liability. Our personal injury liability is discounted to present value using applicable U.S. Treasury rates. Legal fees and incidental costs are expensed as incurred.

Environmental – When environmental issues have been identified with respect to property currently or formerly owned, leased, or otherwise used in the conduct of our business, we and our consultants perform environmental assessments on such property. We expense the cost of the assessments as incurred. We accrue the cost of remediation where our obligation is probable and such costs can be reasonably estimated. We do not discount our environmental liabilities when the timing of the anticipated cash payments is not fixed or readily determinable. Legal fees and incidental costs are expensed as incurred.

Asbestos – We estimate a liability for asserted and unasserted asbestos-related claims based on an assessment of the number and value of those claims. We use an external consulting firm to assist us in properly measuring the expense and liability. Our liability for asbestos-related claims is not discounted to present value due to the uncertainty surrounding the timing of future payments. Legal fees and incidental costs are expensed as incurred.

2. Operations and Segmentation

The Railroad, along with its subsidiaries and rail affiliates, is our one reportable operating segment. Although revenue is analyzed by commodity group, we analyze the net financial results of the Railroad as one segment due to the integrated nature of our rail network.

UPRR is a Class I railroad that operates in the United States. We have 32,339 route miles, linking Pacific Coast and Gulf Coast ports with the Midwest and eastern United States gateways and providing several corridors to key Mexican gateways. We serve the western two-thirds of the country and maintain coordinated schedules with other rail carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada, and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and Canadian borders.

3. Financial Instruments

Strategy and Risk – We may use derivative financial instruments in limited instances for other than trading purposes to assist in managing our overall exposure to fluctuations in interest rates and fuel prices. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. We formally document the nature and relationships between the hedging instruments and hedged items, as well as our risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. Changes in the fair market value of derivative financial instruments that do not qualify for hedge accounting are charged to earnings. We may use swaps, collars, futures, and/or forward contracts to mitigate the risk of adverse movements in interest rates and fuel prices; however, the use of these derivative financial instruments may limit future benefits from favorable price movements.

Market and Credit Risk – We address market risk related to derivative financial instruments by selecting instruments with value fluctuations that highly correlate with the underlying hedged item. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. At December 31, 2006 and 2005, we were not required to provide collateral, nor had we received collateral, relating to our hedging activities.

Determination of Fair Value – We determined the fair values of our derivative financial instrument positions at December 31, 2006 and 2005 based upon current fair values as quoted by recognized dealers or developed based upon the present value of expected future cash flows.

Interest Rate Fair Value Hedges – We manage our overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within our debt portfolio over a given period. We generally manage the mix of fixed and floating rate debt through the issuance of targeted amounts of each as debt matures or as we require incremental borrowings. We employ derivatives, primarily swaps, as one of the tools to obtain the targeted mix. In addition, we also obtain flexibility in managing interest costs and the interest rate mix within our debt portfolio by evaluating the issuance of and managing outstanding callable fixed-rate debt securities.

Swaps allow us to convert debt from fixed rates to variable rates and thereby hedge the risk of changes in the debt's fair value attributable to the changes in interest rates. We account for swaps as fair value hedges using the short-cut method pursuant to FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*; therefore, we do not record any ineffectiveness within our Consolidated Financial Statements. As of December 31, 2006 and 2005, we had interest rate swaps hedging debt of $500 million and $750 million, respectively.

The following is a summary of our interest rate derivatives qualifying as fair value hedges:

Interest Rate Fair Value Hedges *Millions of Dollars, Except Percentages*	*2006*	*2005*
Amount of debt hedged	**$500**	$750
Percentage of total debt portfolio	**7%**	10%
Gross fair value liability position	**$(16)**	$(17)

Interest Rate Cash Flow Hedges – We report changes in the fair value of cash flow hedges in accumulated other comprehensive loss until the hedged item affects earnings. At December 31, 2006, we had a reduction of $5 million recorded as an accumulated other comprehensive loss that is being amortized on a straight-line basis through September 30, 2014. As of December 31, 2006 and 2005, we had no interest rate cash flow hedges outstanding.

Fuel Cash Flow Hedges – Fuel costs are a significant portion of our total operating expenses. In 2006 and 2005, our primary means of mitigating the impact of adverse fuel price changes were our fuel surcharge programs. However, we may use swaps, collars, futures and/or forward contracts to further mitigate the impact of adverse fuel price changes. We did not have any fuel hedges in place during 2006 or 2005. We hedged 120 million gallons of fuel during 2004 using collars with average cap, floor, and ceiling prices of $0.74, $0.64, and $0.86 per gallon, respectively.

Fuel Swaps – We entered into two fuel basis swaps for the period August 2006 through July 2008, which cover a total of 151 million gallons of diesel fuel. These commodity basis swaps require us to make payments to, or receive payments from, the counterparty based on the difference between certain price indices. Changes in the fair value of these swaps are reflected in fuel expense. We reported a derivative asset of approximately $2 million at December 31, 2006, which represents the fair value of the swaps. The swaps reduced fuel expense for 2006 by $3 million, which included monthly net settlements with the counterparty and the fair value recognition at December 31, 2006.

Earnings Impact – Our use of derivative financial instruments had the following impact on pre-tax income for the years ended December 31:

Millions of Dollars	*2006*	*2005*	*2004*
(Increase)/decrease in interest expense from interest rate hedging	**$(8)**	$5	$24
Decrease in fuel expense from fuel derivatives	**3**	-	14
Increase/(decrease) in pre-tax income	**$(5)**	$5	$38

Fair Value of Debt Instruments – The fair value of our short- and long-term debt was estimated using quoted market prices, where available, or current borrowing rates. At December 31, 2006 and 2005, the fair value of total debt exceeded the carrying value by approximately $273 million and $460 million, respectively. At December 31, 2006 and 2005, approximately $165 million and $169 million, respectively, of fixed-rate debt securities contained call provisions that allowed us to retire the debt instruments prior to final maturity, with the payment of fixed call premiums, or in certain cases, at par.

Sale of Receivables – The Railroad transfers most of its accounts receivable to Union Pacific Receivables, Inc. (UPRI), a bankruptcy-remote subsidiary, as part of a sale of receivables facility. UPRI sells, without recourse on a 364-day revolving basis, an undivided interest in such accounts receivable to investors. The total capacity to sell undivided interests to investors under the facility was $600 million at both December 31, 2006 and 2005. The value of the outstanding undivided interest held by investors under the facility was $600 million at both

December 31, 2006 and 2005, respectively. The value of the outstanding undivided interest held by investors is not included in our Consolidated Financial Statements. The value of the undivided interest held by investors was supported by $1,158 million and $1,226 million of accounts receivable held by UPRI at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the value of the interest retained by UPRI was $558 million and $626 million, respectively. This retained interest is included in accounts receivable in our Consolidated Financial Statements. The interest sold to investors is sold at carrying value, which approximates fair value, and there is no gain or loss recognized from the transaction.

The value of the outstanding undivided interest held by investors could fluctuate based upon the availability of eligible receivables and is directly affected by changing business volumes and credit risks, including default and dilution. If default or dilution percentages were to increase one percentage point, the amount of eligible receivables would decrease by $6 million. Should our credit rating fall below investment grade, the value of the outstanding undivided interest held by investors would be reduced, and, in certain cases, the investors would have the right to discontinue the facility.

The Railroad services the sold receivables; however, the Railroad does not recognize any servicing asset or liability as the servicing fees adequately compensate the Railroad for its responsibilities. The Railroad collected approximately $15.5 billion and $13.4 billion during the years ended December 31, 2006 and 2005, respectively. UPRI used certain of these proceeds to purchase new receivables under the facility.

The costs of the sale of receivables program are included in other income and were $33 million, $23 million, and $11 million for 2006, 2005, and 2004, respectively. The costs include interest, program fees paid to banks, commercial paper issuing costs, and fees for unused commitment availability.

The investors have no recourse to the Railroad's other assets except for customary warranty and indemnity claims. Creditors of the Railroad have no recourse to the assets of UPRI. In August 2006, the sale of receivables program was renewed for an additional 364-day period without any significant changes in terms.

4. Income Taxes

Components of income tax expense were as follows for the years ended December 31:

Millions of Dollars	*2006*	*2005*	*2004*
Current income tax expense (benefit):			
Federal	**$630**	$ 57	$ (99)
State	**54**	33	(8)
Total current income tax expense (benefit)	**684**	90	(107)
Deferred income tax expense (benefit):			
Federal	**205**	293	407
State	**30**	27	(48)
Total deferred income tax expense	**235**	320	359
Total	**$919**	$410	$ 252

For the years ended December 31, reconciliation between statutory and effective tax rates is as follows:

Tax Rate Percentages	*2006*	*2005*	*2004*
Federal statutory tax rate	35.0%	35.0%	35.0%
State statutory rates, net of federal benefits	2.9	2.9	2.9
Deferred tax adjustments	(0.5)	(8.2)	(2.9)
Tax credits	(1.0)	(1.2)	(5.6)
Other	-	0.1	-
Effective tax rate	36.4%	28.6%	29.4%

Deferred income tax liabilities (assets) were comprised of the following at December 31:

Millions of Dollars	*2006*	*2005*
Net current deferred income tax asset	$ (319)	$ (304)
Property	9,356	9,216
State taxes, net	617	592
Other	(277)	(326)
Net long-term deferred income tax liability	9,696	9,482
Net deferred income tax liability	$9,377	$9,178

All federal income tax years prior to 1995 are closed. Federal income tax liabilities for tax years 1986 through 1994 have been resolved. Interest calculations for these years are in process and may take several years to resolve with the Internal Revenue Service (IRS). The IRS is examining the Corporation's federal income tax returns for tax years 2003 and 2004 and should complete their exam in 2007. The IRS has completed its examinations and issued notices of deficiency for tax years 1995 through 2002, and we are in the IRS Appeals process for these years. As previously reported, among their proposed adjustments is the disallowance of tax deductions claimed in connection with certain donations of property. In the fourth quarter of 2005, the IRS National Office issued a Technical Advice Memorandum that left unresolved whether the deductions were proper, pending further factual development. We continue to dispute the donation issue, as well as many of the other proposed adjustments, and will contest the associated tax deficiencies through the IRS Appeals process, and, if necessary, litigation. We do not expect that the ultimate resolution of these examinations will have a material adverse effect on our Consolidated Financial Statements.

As reported in the Corporation's Forms 10-Q for the quarters ended June 30, 2005, and September 30, 2005, the final settlements for pre-1995 tax years, along with the IRS Examination Reports for tax years 1995 through 2002, among other things, were considered in a review and re-evaluation of the Corporation's estimated deferred tax assets and liabilities. This review resulted in a reduction of deferred income tax liabilities and income tax expense of $118 million in the third quarter of 2005.

5. Debt

Total debt as of December 31, 2006 and 2005, including interest rate swaps designated as hedges, is summarized below:

Millions of Dollars	*2006*	*2005*
Notes and debentures, 3.0% to 7.4% due through 2054 [a]	**$4,803**	$5,303
Capitalized leases, 4.7% to 9.3% due through 2026	**1,236**	1,318
Medium-term notes, 6.8% to 10.0% due through 2020	**362**	372
Equipment obligations, 6.6% to 10.2% due through 2019	**232**	270
Mortgage bonds, 4.8% due through 2030	**59**	60
Tax-exempt financings, 4.4% to 5.7% due through 2026	**191**	197
Unamortized discount	**(103)**	(104)
Total debt [a]	**6,780**	7,416
Less current portion [b]	**(780)**	(656)
Total long-term debt	**$6,000**	$6,760

[a] 2006 and 2005 include a collective write-down of $14 million and $16 million, respectively, due to market value adjustments for debt with qualifying hedges that are recorded on the Consolidated Statements of Financial Position.

[b] 2006 includes a write-down of $4 million due to short-term market value adjustments for debt with qualifying hedges that are recorded on the Consolidated Statements of Financial Position.

Debt Maturities – The following table presents aggregate debt maturities as of December 31, 2006, excluding market value adjustments.

Millions of Dollars	
2007	$ 784
2008	683
2009	532
2010	453
2011	542
Thereafter	3,800
Total debt	$6,794

Mortgaged Properties – Equipment with a carrying value of approximately $2.8 billion and $3.0 billion at December 31, 2006 and 2005, respectively, serves as collateral for capital leases and other types of equipment obligations in accordance with the secured financing arrangements utilized to acquire such railroad equipment.

As a result of the merger of Missouri Pacific Railroad Company (MPRR) with and into UPRR on January 1, 1997, and pursuant to the underlying indentures for the MPRR mortgage bonds, UPRR must maintain the same value of assets after the merger in order to comply with the security requirements of the mortgage bonds. As of the merger date, the value of the MPRR assets that secured the mortgage bonds was approximately $6.0 billion. In accordance with the terms of the indentures, this collateral value must be maintained during the entire term of the mortgage bonds irrespective of the outstanding balance of such bonds.

Credit Facilities – On December 31, 2006, we had $2 billion in revolving credit facilities available, including $1 billion under a five-year facility expiring in March 2009 and $1 billion under a five-year facility expiring in March 2010 (collectively, the "facilities"). The facilities are designated for general corporate purposes and support the issuance of commercial paper. Neither of the facilities were drawn on in 2006. Commitment fees and interest rates payable under the facilities are similar to fees and rates available to comparably rated investment-grade borrowers. These facilities allow for borrowings at floating rates based on London Interbank Offered Rates, plus a spread, depending upon our senior unsecured debt ratings. The facilities require the maintenance of a minimum net worth and a debt to net worth coverage ratio. At December 31, 2006, we were in compliance with these covenants. The facilities do not include any other financial restrictions, credit rating triggers (other than rating-dependent pricing), or any other provision that could require the posting of collateral.

In addition to our revolving credit facilities, we had $150 million in uncommitted lines of credit available, including $75 million that expires in March 2007 and $75 million expiring in May 2007. Neither of these lines of credit were used as of December 31, 2006. We must have equivalent credit available under our five-year facilities to draw on these $75 million lines.

Dividend Restrictions – We are subject to certain restrictions related to the payment of cash dividends to our shareholders due to minimum net worth requirements under the credit facilities referred to above. The amount of retained earnings available for dividends was $7.8 billion and $6.2 billion at December 31, 2006 and 2005, respectively. We do not expect that these restrictions will have a material adverse effect on our consolidated financial condition, results of operations, or liquidity. We declared dividends of $323 million in 2006 and $316 million in 2005.

Shelf Registration Statement – Under a current shelf registration statement, we may issue any combination of debt securities, preferred stock, common stock, or warrants for debt securities or preferred stock in one or more offerings. At December 31, 2006, we had $500 million remaining for issuance under the current shelf registration statement. We have no immediate plans to issue any securities; however, we routinely consider and evaluate opportunities to replace existing debt or access capital through issuances of debt securities under this shelf registration, and, therefore, we may issue debt securities at any time.

6. Leases

We lease certain locomotives, freight cars, and other property. Future minimum lease payments for operating and capital leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006 were as follows:

Millions of Dollars	*Operating Leases*	*Capital Leases*
2007	$ 624	$ 180
2008	546	173
2009	498	168
2010	456	148
2011	419	157
Later Years	2,914	1,090
Total minimum lease payments	$5,457	$1,916
Amount representing interest	N/A	(680)
Present value of minimum lease payments	N/A	$1,236

Rent expense for operating leases with terms exceeding one month was $798 million in 2006, $728 million in 2005, and $651 million in 2004. When cash rental payments are not made on a straight-line basis, we recognize variable rental expense on a straight-line basis over the lease term. Contingent rentals and sub-rentals are not significant.

7. Retirement Plans

Pension and Other Postretirement Benefits

Pension Plans – We provide defined benefit retirement income to eligible non-union employees through qualified and non-qualified (supplemental) pension plans. Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment, with specific reductions made for early retirements.

Other Postretirement Benefits (OPEB) – We provide defined contribution medical and life insurance benefits for eligible retirees. These benefits are funded as medical claims and life insurance premiums are paid.

New Accounting Standard

We adopted FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (FAS 158), at the end of 2006, which required us to separately recognize the overfunded or underfunded status of our pension and OPEB plans as an asset or liability. The funded status is measured as the difference between the fair value of plan assets and our projected benefit obligations to current and retired employees.

The adoption of FAS 158 at December 31, 2006 decreased other assets and total assets by $207 million, decreased retiree benefits obligation by $34 million, decreased deferred income tax liabilities by $94 million, decreased total liabilities by $128 million, and resulted in an accumulated other comprehensive loss and reduction in total common shareholders' equity of $79 million. These changes to our financial statements were non-cash and will have no impact on existing debt covenants, credit ratings, or financial flexibility.

The adoption of FAS 158 had no impact on years prior to 2006, as retrospective application was not allowed. This new standard does not change how pension or OPEB expense is computed, nor does it have any impact on cash funding requirements. The impact of the adoption of FAS 158 noted above does not include our equity method investees, which are not required to adopt FAS 158 until 2007 because they do not have publicly traded securities. The impact of this adoption in 2007 by our equity method investees is not expected to be significant.

Funded Status

The funded status represents the difference between the projected benefit obligation (PBO) and the fair value of the plan assets. The PBO is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases. The PBO of the OPEB plan is equal to the accumulated benefit obligation, as the present value of the OPEB liabilities is not affected by salary increases. Plan assets are measured at fair value. We use a December 31 measurement date for plan assets and obligations for all our retirement plans.

Changes in our PBO and plan assets are as follows for the years ended December 31:

Millions of Dollars	*Pension* 2006	*Pension* 2005	*OPEB* 2006	*OPEB* 2005
Projected Benefit Obligation				
Projected benefit obligation at beginning of year	$2,065	$2,058	$ 476	$ 453
Service cost	35	28	4	4
Interest cost	117	115	21	25
Plan amendments	-	-	(38)	(42)
Actuarial loss (gain)	16	(18)	(58)	70
Gross benefits paid	(120)	(118)	(31)	(34)
Projected benefit obligation at end of year	$2,113	$2,065	$ 374	$ 476
Plan Assets				
Fair value of plan assets at beginning of year	$1,707	$1,693	$ -	$ -
Actual return on plan assets	243	123	-	-
Voluntary funded pension plan contributions	150	-	-	-
Non-qualified plan benefit payments	9	9	31	34
Gross benefits paid	(120)	(118)	(31)	(34)
Fair value of plan assets at end of year	$1,989	$1,707	$ -	$ -
Funded status at end of year	$ (124)	$ (358)	$(374)	$(476)
Unrecognized net actuarial losses	N/A	362	N/A	194
Unrecognized prior service cost (credit)	N/A	31	N/A	(156)
Net amounts recognized at end of year	$ (124)	$ 35	$(374)	$(438)

Amounts recognized in the statement of financial position as of December 31, 2006 and 2005 consist of:

Amounts Recognized at December 31, 2006 *Millions of Dollars*	*Pension* 2006	*Pension* 2005	*OPEB* 2006	*OPEB* 2005
Other assets	$ 45	N/A	$ -	N/A
Other current liabilities	(12)	N/A	(27)	N/A
Retiree benefits obligation	(157)	N/A	(347)	N/A
Net amounts recognized at end of year	$(124)	N/A	$(374)	N/A
Amounts Recognized at December 31, 2005				
Prepaid benefit cost	N/A	$ 122	N/A	$ -
Accrued benefit cost	N/A	(86)	N/A	(438)
Additional minimum liability	N/A	(369)	N/A	-
Intangible assets	N/A	31	N/A	-
Accumulated other comprehensive income	N/A	337	N/A	-
Net amounts recognized at end of year	N/A	$ 35	N/A	$(438)

After-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2006 consist of:

Millions of Dollars	*Pension*	*OPEB*	*Total*
Prior service (cost) credit	$ (15)	$ 99	$ 84
Net actuarial (loss)	(154)	(50)	(204)
Total	$(169)	$ 49	$(120)

Underfunded Accumulated Benefit Obligation – The accumulated benefit obligation (ABO) is the present value of benefits earned to date, assuming no future salary growth. The underfunded accumulated benefit obligation represents the difference between the ABO and the fair value of plan assets. At December 31, 2006, the only pension plan that was underfunded was our non-qualified (supplemental) plan, which is not funded by design. The non-qualified (supplemental) plan is funded with cash from operations as benefits are paid to plan participants. Each of our qualified plans was fully funded at December 31, 2006. The PBO, ABO, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of the fair value of the plan assets were as follows for the years ended December 31:

Underfunded Accumulated Benefit Obligation *Millions of Dollars*	*2006*	*2005*
Projected benefit obligation	$(169)	$(2,044)
Accumulated benefit obligation	$(168)	$(2,026)
Fair value of plan assets	-	1,685
Underfunded accumulated benefit obligation	$(168)	$ (341)

The ABO for all defined benefit pension plans was $2.1 billion at December 31, 2006 and $2.0 billion at December 31, 2005.

Assumptions – The weighted-average actuarial assumptions used to determine benefit obligations at December 31:

	Pension			*OPEB*		
Percentages	*2006*	*2005*	*2004*	*2006*	*2005*	*2004*
Discount rate	6.00%	5.75%	6.00%	6.00%	5.75%	6.00%
Salary increase	3.00	2.75	3.00	N/A	N/A	N/A

The following table presents assumed health care cost trend rates used to determine benefit obligations and OPEB expense:

Percentages	*2006*	*2005*	*2004*
Assumed health care cost trend rate for next year	8.0%	9.0%	10.0%
Rate to which health care cost trend rate is expected to decline and remain	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2010	2010	2010

Expense

Both pension and OPEB expense are determined based upon the annual service cost of benefits (the actuarial cost of benefits earned during a period) and the interest cost on those liabilities, less the expected return on plan assets. The expected long-term rate of return on plan assets is applied to a calculated value of plan assets that recognizes changes in fair value over a five-year period. This practice is intended to reduce year-to-year volatility in pension expense, but it can have the effect of delaying the recognition of differences between actual returns on assets and expected returns based on long-term rate of return assumptions. Differences in actual experience in relation to assumptions are not recognized in net income immediately, but are deferred and, if necessary, amortized as pension or OPEB expense.

The components of our net periodic pension and OPEB costs were as follows for the years ended December 31:

Millions of Dollars	*Pension* 2006	2005	2004	*OPEB* 2006	2005	2004
Net Periodic Benefit Cost:						
Service cost	**$ 35**	$ 28	$ 30	**$ 4**	$ 4	$ 5
Interest cost	**117**	115	120	**21**	25	31
Expected return on plan assets	**(134)**	(134)	(137)	**-**	-	-
Amortization of:						
Transition obligation	**-**	-	(2)	**-**	-	-
Prior service cost (credit)	**7**	7	8	**(33)**	(30)	(24)
Actuarial loss	**21**	5	3	**13**	14	18
Net periodic benefit cost	**$ 46**	$ 21	$ 22	**$ 5**	$ 13	$ 30

The estimated actuarial loss and prior service cost for the pension plans that will be amortized, on a pre-tax basis, from accumulated other comprehensive loss into net periodic benefit cost during 2007 will be $17 million and $6 million, respectively. The estimated actuarial loss and prior service credit for the OPEB plans that will be amortized, on a pre-tax basis, from accumulated other comprehensive loss into net periodic benefit cost during 2007 will be $10 million and $32 million, respectively.

Assumptions – The weighted-average actuarial assumptions used to determine expense were as follows for the years ended December 31:

Percentages	*Pension* 2006	2005	2004	*OPEB* 2006	2005	2004
Discount rate	**5.75%**	6.00%	6.50%	**5.75%**	6.00%	6.50%
Expected return on plan assets	**8.00**	8.00	8.00	**N/A**	N/A	N/A
Salary increase	**2.75**	3.00	3.50	**N/A**	N/A	N/A

The discount rate is based on a hypothetical portfolio of high quality corporate bonds with cash flows matching our plans' expected benefit payments. The expected return on plan assets is based on our asset allocation mix and our historical return, taking into account current and expected market conditions. The actual return on pension plan assets, net of fees, was approximately 14% in 2006, 7% in 2005, and 12% in 2004. Our historical annualized ten-year rate of return on plan assets is approximately 9%.

Assumed healthcare cost trend rates have a significant effect on the expense and liabilities reported for healthcare plans. The assumed healthcare cost trend rate is based on historical rates and expected market conditions. A one-percentage point change in the assumed healthcare cost trend rates would have the following effects on OPEB:

Millions of Dollars	*One % pt. Increase*	*One % pt. Decrease*
Effect on total service and interest cost components	$ 3	$ (2)
Effect on accumulated benefit obligation	31	(26)

Cash Contributions

The following table details our cash contributions for the years ended December 31, 2006 and 2005, and the expected contributions for 2007:

	Pension		
Millions of Dollars	*Qualified*	*Non-qualified*	*OPEB*
2005	$ -	$ 9	$34
2006	150	9	31
2007	-	12	27

In 2006, the Pension Protection Act of 2006 (the Act) was signed into law. The Act changes the method of valuing assets and liabilities for funding purposes, as well as the timing of required contributions. Our pension plans continue to meet all funding requirements and we do not expect the Act to significantly impact our results of operations, financial condition, or liquidity.

Our policy with respect to funding the qualified plans is to fund at least the minimum required by the Act and not more than the maximum amount deductible for tax purposes. All contributions made to the qualified pension plans in 2006 were voluntary and were made with cash generated from operations. In 2006, we voluntarily contributed $50 million in January and $100 million in December to the qualified pension plan. At December 31, 2006, our qualified pension plans were fully funded. No required contributions are expected in 2007.

The OPEB plans are not funded and are not subject to any minimum regulatory funding requirements. Benefit payments for each year represent claims paid for medical and life insurance, and we anticipate our 2007 OPEB payments will be made from cash generated from operations.

Benefit Payments

The following table details expected benefit payments for the years 2007 though 2016:

Millions of Dollars	*Pension*	*OPEB*
2007	$124	$ 27
2008	126	28
2009	129	29
2010	133	30
2011	139	31
Years 2012 – 2016	776	152

Asset Allocation Strategy

Our pension plan asset allocation at December 31, 2006 and 2005, and target allocation for 2007, are as follows:

	Target Allocation 2007	*Percentage of Plan Assets December 31,*	
		2006	*2005*
Equity securities	60% to 70%	**70%**	75%
Debt securities	20% to 30%	**26**	24
Real estate	4% to 6%	**2**	1
Commodities	4% to 6%	**2**	-
Total		**100%**	100%

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 8%. While we believe we can achieve a long-term average rate of return of 8%, we cannot be certain that the portfolio will perform to our expectations. Assets are strategically allocated among equity, debt, and other instruments in order to achieve a diversification level that mitigates wide swings in investment returns. Asset allocation target ranges for equity, debt, and other portfolios are evaluated at least every three years with the assistance of an independent external consulting firm. Actual asset allocations are monitored monthly, and rebalancing actions are executed at least quarterly, if needed.

The majority of the plan's assets are invested in equity securities, because equity portfolios have historically provided higher returns than debt and other asset classes over extended time horizons, and are expected to do so in the future. Correspondingly, equity investments also entail greater risks than other investments. The risk of loss in the plan's equity portfolio is mitigated by investing in a broad range of equity types. Equity diversification includes large-capitalization and small-capitalization companies, growth-oriented and value-oriented investments, and U.S. and non-U.S. securities.

Equity risks are further balanced by investing a significant portion of the plan's assets in high quality debt securities. The average quality rating of the debt portfolio exceeded AA as of December 31, 2006 and 2005. The debt portfolio is also broadly diversified and invested primarily in U.S. Treasury, mortgage, and corporate securities with an intermediate average maturity. The weighted-average maturity of the debt portfolio was 6.4 years and 6.5 years at December 31, 2006 and 2005, respectively.

The investment of pension plan assets in our securities is specifically prohibited for both the equity and debt portfolios, other than through index fund holdings.

Other Retirement Programs

Thrift Plan – We provide a defined contribution plan (thrift plan) to eligible non-union employees and make matching contributions to the thrift plan. We match 50 cents for each dollar contributed by employees up to the first six percent of compensation contributed. Our thrift plan contributions were $13 million in 2006, and $12 million in both 2005 and 2004.

Railroad Retirement System – All Railroad employees are covered by the Railroad Retirement System (the System). Contributions made to the System are expensed as incurred and amounted to approximately $615 million in 2006, $595 million in 2005, and $569 million in 2004.

Collective Bargaining Agreements – Under collective bargaining agreements, we provide certain postretirement healthcare and life insurance benefits for eligible union employees. Premiums under the plans are expensed as incurred and amounted to $40 million in 2006, $41 million in 2005, and $30 million in 2004.

8. Stock Options and Other Stock Plans

We have 1,254,304 options outstanding under the 1993 Stock Option and Retention Stock Plan of Union Pacific Corporation (1993 Plan). There are 3,570 restricted shares outstanding under the 1992 Restricted Stock Plan for Non-Employee Directors of Union Pacific Corporation. We no longer grant options or awards of retention shares and units under these plans.

The UP Shares Stock Option Plan of Union Pacific Corporation (UP Shares Plan) was approved by our Board of Directors on April 30, 1998. The UP Shares Plan reserved 12,000,000 shares of our common stock for issuance. The UP Shares Plan was a broad-based option program that granted options to purchase 200 shares of our common stock at $55.00 per share to eligible active employees on April 30, 1998. All options granted were non-qualified options that became exercisable on May 1, 2001, and remain exercisable until April 30, 2008. If an optionee's employment terminates for any reason, the option remains exercisable for a period of one year after the date of termination, but no option is exercisable after April 30, 2008. No further options may be granted under the UP Shares Plan. As of December 31, 2006, there were 1,119,910 options outstanding under the UP Shares Plan.

In April 2000, the shareholders approved the Union Pacific Corporation 2000 Directors Plan (Directors Plan) whereby 550,000 shares of our common stock were reserved for issuance to our non-employee directors. Under the Directors Plan, each non-employee director, upon his or her initial election to the Board of Directors, receives a grant of 1,000 shares of retention shares or retention stock units. Additionally, each non-employee director receives annually an option to purchase at fair value a number of shares of our common stock, not to exceed 5,000 shares during any calendar year, determined by dividing 60,000 by 1/3 of the fair market value of one share of our common stock on the date of such Board of Directors meeting, with the resulting quotient rounded up or down to the nearest 50 shares. As of December 31, 2006, 7,000 restricted shares were outstanding under the Directors Plan and 159,450 options were outstanding under the Directors Plan.

The Union Pacific Corporation 2001 Stock Incentive Plan (2001 Plan) was approved by the shareholders in April 2001. The 2001 Plan reserved 12,000,000 shares of our common stock for issuance to eligible employees of the Corporation and its subsidiaries in the form of non-qualified options, incentive stock options, retention shares, stock units, and incentive bonus awards. Non-employee directors were not eligible for awards under the 2001 Plan. As of December 31, 2006, 4,224,402 options and 339,537 retention shares and stock units were outstanding under the 2001 Plan. We no longer grant any stock options or other stock or unit awards under this plan.

The Union Pacific Corporation 2004 Stock Incentive Plan (2004 Plan) was approved by shareholders in April 2004. The 2004 Plan reserved 21,000,000 shares of our common stock for issuance, plus any shares subject to awards made under the 2001 Plan and the 1993 Plan that were outstanding on April 16, 2004, and became available for regrant pursuant to the terms of the 2004 Plan. Under the 2004 Plan, non-qualified options, stock appreciation rights, retention shares, stock units, and incentive bonus awards may be granted to eligible employees of the Corporation and its subsidiaries. Non-employee directors are not eligible for awards under the 2004 Plan. As of December 31, 2006, 3,286,461 options and 561,875 retention shares and stock units were outstanding under the 2004 Plan.

Pursuant to the above plans, 19,544,245; 20,695,817; and 21,571,309 shares of our common stock were authorized and available for grant at December 31, 2006, 2005, and 2004, respectively.

Stock Options – We estimate the fair value of our stock option awards using the Black-Scholes option pricing model. Groups of employees and non-employee directors that have similar historical and expected exercise behavior are considered separately for valuation purposes. The table below shows the year-to-date weighted-average of the assumptions used when valuing these separate groups:

Weighted-Average Assumptions	*2006*	*2005*	*2004*
Risk-free interest rate	**4.5%**	3.8%	3.3%
Dividend yield	**1.4%**	1.9%	1.7%
Expected life (years)	**6.0**	4.8	5.6
Volatility	**25.3%**	20.6%	25.9%
Weighted-average grant-date fair value of options granted	**$24.97**	$12.92	$16.38

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant; the dividend yield is calculated as the ratio of dividends paid per share of common stock to the stock price on the date of grant; the expected life is based on historical and expected exercise behavior; and volatility is based on the historical volatility of our stock price, over a time period that is consistent with the expected life of the option.

A summary of stock option activity during 2006 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (millions)
Outstanding at January 1, 2006	12,436,209	$59.41	N/A	N/A
Granted	1,402,200	86.04	N/A	N/A
Exercised	(3,740,732)	56.39	N/A	N/A
Forfeited or expired	(53,150)	65.64	N/A	N/A
Outstanding at December 31, 2006	10,044,527	$64.22	6.0 yrs.	$279
Vested or expected to vest at December 31, 2006	10,001,242	$64.13	6.0 yrs.	$279
Options exercisable at December 31, 2006	8,601,677	$60.75	5.5 yrs.	$269

Stock options are granted at market price on the date of grant, have ten-year contractual terms, and vest no later than three years from the date of grant. None of the stock options outstanding at December 31, 2006 are subject to performance or market-based vesting conditions.

At December 31, 2006, there was $22 million of unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted-average period of 1.8 years. Additional information regarding stock option exercises appears in the table below:

Millions of Dollars	*2006*	*2005*	*2004*
Aggregate grant-date fair value of stock options vested [a]	$ 26	$ 62	$ 36
Intrinsic value of stock options exercised	124	142	51
Cash received from option exercises	177	296	102
Tax benefit realized from option exercises	44	55	17

[a] Stock options for executives granted in 2003 and 2002 included a reload feature. This reload feature allowed executives to exercise their options using shares of Union Pacific Corporation common stock that they already owned and obtain a new grant of options with immediate vesting in the amount of the shares used for exercise plus any shares withheld for tax purposes. The reload feature of these option grants could only be exercised if the price of our common stock increased at least 20% from the price at the time of the reload grant. During the year ended December 31, 2005, reload option grants represented $31 million of the aggregate grant-date fair value of stock options vested. There were no reload options exercised during 2004. There were no reload option grants during 2006 as stock options exercised after January 1, 2006 are not eligible for the reload feature.

Retention Awards – The fair value of retention awards is based on the market price of the stock at the grant date.

Changes in our retention awards during 2006 were as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	1,005,276	$58.88
Granted	328,150	86.04
Vested	(539,453)	56.53
Forfeited	(16,199)	71.21
Nonvested at December 31, 2006	777,774	$71.72

Retention awards, which we grant at no cost to the employee or non-employee director, vest over periods lasting up to four years. At December 31, 2006, there was $26 million of total unrecognized compensation expense related to nonvested retention awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Performance Retention Awards – In January 2006, our Board of Directors approved a new long-term plan (LTP). Under the LTP, selected employees were awarded stock units subject to continued employment through January 2009 and the attainment of certain levels of return on invested capital (ROIC) as defined in the LTP. We will expense the fair value (grant-date stock price) of the units that are probable of being earned based on our forecasted ROIC over the 3-year performance period.

Changes in our performance retention awards during 2006 were as follows:

	Shares	*Weighted-Average Grant-Date Fair Value*
Nonvested at January 1, 2006	-	$ -
Granted	122,400	86.05
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2006	122,400	$86.05

At December 31, 2006, there was $7 million of total unrecognized compensation expense related to nonvested performance retention awards, which is expected to be recognized over a weighted-average period of 2 years. A portion of this expense is subject to achievement of the performance criteria under the LTP.

9. Earnings Per Share

The following table provides a reconciliation between basic and diluted earnings per share for the years ended December 31:

Millions of Dollars, Except Per Share Amounts	*2006*	*2005*	*2004*
Net income	$1,606	$1,026	$ 604
Weighted-average number of shares outstanding:			
Basic	269.4	263.4	259.1
Dilutive effect of stock options	2.1	1.5	1.2
Dilutive effect of retention shares and units	0.5	1.6	1.9
Diluted	272.0	266.5	262.2
Earnings per share – basic	$ 5.96	$ 3.89	$ 2.33
Earnings per share – diluted	$ 5.91	$ 3.85	$ 2.30

Common stock options totaling 1.4 million, 1.4 million, and 3.3 million for 2006, 2005, and 2004, respectively, were excluded from the computation of diluted earnings per share because the exercise prices of these options exceeded the average market price of our common stock for the respective periods, and the effect of their inclusion would be anti-dilutive.

10. Commitments and Contingencies

Asserted and Unasserted Claims – Various claims and lawsuits are pending against us and certain of our subsidiaries. It is not possible at this time for us to determine fully the effect of all unasserted claims on our consolidated results of operations, financial condition, or liquidity; however, to the extent possible, where unasserted claims are considered probable and where such claims can be reasonably estimated, we have recorded a liability. We do not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities, or guarantees will have a material adverse effect on our consolidated results of operations, financial condition, or liquidity after taking into account liabilities previously recorded for these matters.

Personal Injury – The cost of personal injuries to employees and others related to our activities is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use third-party actuaries to assist us in measuring the expense and liability, including unasserted claims. Compensation for work-related accidents is governed by the Federal Employers' Liability Act (FELA). Under FELA, damages are assessed based on a finding of fault through litigation or out-of-court settlements.

Our personal injury liability activity was as follows:

Millions of Dollars	*2006*	*2005*	*2004*
Beginning balance	$ 619	$ 639	$ 619
Accruals	240	247	288
Payments	(228)	(267)	(268)
Ending balance at December 31	$ 631	$ 619	$ 639
Current portion, ending balance at December 31	$ 233	$ 274	$ 274

Our personal injury liability is discounted to present value using applicable U.S. Treasury rates. Approximately 87% of the recorded liability related to asserted claims, and approximately 13% related to unasserted claims. Personal injury accruals were higher in 2004 due to a 1998 crossing accident verdict upheld in 2004 and a 2004 derailment near San Antonio.

Asbestos – We are a defendant in a number of lawsuits in which current and former employees allege exposure to asbestos. Additionally, we have received claims for asbestos exposure that have not been litigated. The claims and lawsuits (collectively referred to as "claims") allege occupational illness resulting from exposure to asbestos-containing products. In most cases, the claimants do not have credible medical evidence of physical impairment resulting from the alleged exposures. Additionally, most claims filed against us do not specify an amount of alleged damages.

During 2004, we engaged a third party with extensive experience in estimating resolution costs for asbestos-related claims to assist us in assessing the number and value of these unasserted claims through 2034, based on our average claims experience over a multi-year period. As a result, we increased our liability in 2004 for asbestos-related claims in the fourth quarter of 2004. The liability for resolving both asserted and unasserted claims was based on the following assumptions:

- The number of future claims received would be consistent with historical averages.
- The number of claims filed against us will decline each year.
- The average settlement values for asserted and unasserted claims will be equivalent to historical averages.
- The percentage of claims dismissed in the future will be equivalent to historical averages.

Our asbestos-related liability activity was as follows:

Millions of Dollars	*2006*	*2005*	*2004*
Beginning balance	$311	$324	$ 51
Accruals	-	-	287
Payments	(9)	(13)	(14)
Ending balance at December 31	$302	$311	$324
Current portion, ending balance at December 31	$ 13	$ 16	$ 17

Our liability for asbestos-related claims is not discounted to present value due to the uncertainty surrounding the timing of future payments. Approximately 16% of the recorded liability related to asserted claims, and approximately 84% related to unasserted claims. These claims are expected to be paid out over the next 28 years. During 2006 and 2005, our third-party consultants assisted us in reviewing our actual asbestos claim experience compared to the assumptions used in the 2004 estimate, and we determined that no adjustment to our estimate was necessary. We will continue to review actual experience and adjust our estimate as warranted.

We have insurance coverage for a portion of the costs incurred to resolve asbestos-related claims, and, as a result of the 2004 assessment, we increased our receivable for insurance recoveries related to asbestos during 2004. We have recognized an asset for estimated insurance recoveries at December 31, 2006 and 2005.

We believe that our liability estimates for asbestos-related claims and the estimated insurance recoveries reflect reasonable and probable estimates. The amounts recorded for asbestos-related liabilities and related insurance recoveries were based on currently known facts. However, future events, such as the number of new claims to be filed each year, average settlement costs, and insurance coverage issues, could cause the actual costs and insurance recoveries to be higher or lower than the projected amounts. Estimates may also vary due to changes in the litigation environment, federal and state law governing compensation of asbestos claimants, and the level of payments made to claimants by other defendants.

Environmental Costs – We are subject to federal, state, and local environmental laws and regulations. We have identified approximately 367 sites at which we are or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. This includes 44 sites that are the subject of actions taken by the U.S. government, 25 of which are currently on the Superfund National Priorities List. Certain federal legislation imposes joint and several liability for the remediation of identified sites; consequently, our ultimate environmental liability may include costs relating to activities of other parties, in addition to costs relating to our own activities at each site.

When an environmental issue has been identified with respect to the property owned, leased, or otherwise used in the conduct of our business, we and our consultants perform environmental assessments on the property. We expense the cost of the assessments as incurred. We accrue the cost of remediation where our obligation is probable and such costs can be reasonably estimated. We do not discount our environmental liabilities when the timing of the anticipated cash payments is not fixed or readily determinable.

Our environmental liability activity was as follows:

Millions of Dollars	*2006*	*2005*	*2004*
Beginning balance	$213	$201	$187
Accruals	39	45	46
Payments	(42)	(33)	(32)
Ending balance at December 31	$210	$213	$201
Current portion, ending balance at December 31	$ 54	$ 46	$ 50

The environmental liability includes costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties, and existing technology, laws, and regulations. We believe that we have adequately accrued for our ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine because of the number of potentially responsible parties involved, site-specific cost sharing arrangements with other potentially responsible parties, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and the speculative nature of remediation costs. Estimates may also vary due to changes in federal, state, and local laws governing environmental remediation. We do not expect current obligations to have a material adverse effect on our results of operations or financial condition.

Guarantees – At December 31, 2006, we were contingently liable for $464 million in guarantees. We have recorded a liability of $6 million for the fair value of these obligations as of December 31, 2006. We entered into these contingent guarantees in the normal course of business, and they include guaranteed obligations related to our headquarters building, equipment financings, and affiliated operations. The final guarantee expires in 2022. We are not aware of any existing event of default that would require us to satisfy these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated financial condition, results of operations, or liquidity.

Indemnities – Our maximum potential exposure under indemnification arrangements, including certain tax indemnifications, can range from a specified dollar amount to an unlimited amount, depending on the nature of the transactions and the agreements. Due to uncertainty as to whether claims will be made or how they will be resolved, we cannot reasonably determine the probability of an adverse claim or reasonably estimate any adverse liability or the total maximum exposure under these indemnification arrangements. We do not have any reason to believe that we will be required to make any material payments under these indemnity provisions.

Income Taxes – As previously reported in our Form 10-Q for the quarter ended September 30, 2005, the IRS has completed its examinations and issued notices of deficiency for tax years 1995 through 2002. Among their proposed adjustments is the disallowance of tax deductions claimed in connection with certain donations of property. In the fourth quarter of 2005, the IRS National Office issued a Technical Advice Memorandum which left unresolved whether the deductions were proper, pending further factual development. We continue to dispute the donation issue, as well as many of the other proposed adjustments, and will contest the associated tax deficiencies through the IRS Appeals process, and, if necessary, litigation. In addition, the IRS is examining the Corporation's federal income tax returns for tax years 2003 and 2004 and should complete their exam in 2007. We do not expect that the ultimate resolution of these examinations will have a material adverse effect on our Consolidated Financial Statements.

11. Other Income

Other income included the following for the years ended December 31:

Millions of Dollars	*2006*	*2005*	*2004*
Rental income	$ 83	$ 59	$ 55
Net gain on non-operating asset dispositions	72	135	69
Interest income	29	17	10
Sale of receivables fees	(33)	(23)	(11)
Non-operating environmental costs and other	(33)	(43)	(35)
Total	$118	$145	$ 88

12. Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48). Under FIN 48, we will recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized will be measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The interpretation is effective for us beginning in the first quarter of 2007. The cumulative effect of adopting FIN 48 will be a one-time reduction in the January 1, 2007 balance of retained earnings. Future changes in uncertain tax positions will be included in income tax expense. We do not expect that the cumulative effect of adopting FIN 48 will have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurement* (FAS 157). While this statement does not require new fair value measurements, it provides guidance on applying fair value and expands required disclosures. FAS 157 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 157 may have on our Consolidated Financial Statements.

In September 2006, the FASB issued FAS 158. FAS 158 required us to recognize the funded status of our pension and postretirement plans in the balance sheet, along with a corresponding noncash, after-tax adjustment to shareholders' equity. Funded status is determined as the difference between the fair value of plan assets and the benefit obligation. Changes in the funded status will be recognized in other comprehensive loss. We adopted FAS 158 at the end of 2006 and have disclosed the impact of the adoption in note 7.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108), which provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current-year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement and balance sheet approach and then evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior-year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior-year's financial statements are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 was effective for us at the end of 2006. The adoption of SAB 108 did not have any impact on our Consolidated Financial Statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (FAS 159). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our Consolidated Financial Statements.

13. Selected Quarterly Data (Unaudited)

Millions of Dollars, Except Per Share Amounts

2006	*Mar. 31*	*June 30*	*Sep. 30*	*Dec. 31*
Operating revenue	$3,710	$3,923	$3,983	$3,962
Operating income	605	717	752	810
Net income	311	390	420	485
Net income per share				
Basic	1.16	1.45	1.56	1.79
Diluted	1.15	1.44	1.54	1.78

2005	*Mar. 31*	*June 30*	*Sep. 30*[a]	*Dec. 31*
Operating revenue	$3,152	$3,344	$3,461	$3,621
Operating income	313	468	481	533
Net income	128	233	369	296
Net income per share				
Basic	0.49	0.89	1.40	1.11
Diluted	0.48	0.88	1.38	1.10

[a] Net income includes a $118 million tax expense reduction to reflect a reduction in the estimated deferred income tax liability.

****

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer (CEO) and Executive Vice President – Finance and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation, the CEO and the CFO concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Additionally, the CEO and CFO determined that there have been no changes to the Corporation's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Union Pacific Corporation and Subsidiary Companies (the Corporation) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment management believes that, as of December 31, 2006, the Corporation's internal control over financial reporting is effective based on those criteria.

The Corporation's independent registered public accounting firm has issued an attestation report on our assessment of the Corporation's internal control over financial reporting. This report appears on page 73.

February 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Corporation, its Directors, and Shareholders:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Union Pacific Corporation and Subsidiary Companies (the Corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Corporation and our report dated February 16, 2007 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the Corporation's adoption, in 2006, of Statement of Financial Accounting Standard No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

Deloitte & Touche LLP

Omaha, Nebraska
February 16, 2007

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

(a) Directors of Registrant.

Information as to the names, ages, positions and offices with UPC, terms of office, periods of service, business experience during the past five years and certain other directorships held by each director or person nominated to become a director of UPC is set forth in the Election of Directors segment of the Proxy Statement and is incorporated herein by reference.

Information concerning our Audit Committee and the independence of its members, along with information about the audit committee financial expert(s) serving on the Audit Committee, is set forth in the Audit Committee segment of the Proxy Statement and is incorporated herein by reference.

(b) Executive Officers of Registrant.

Information concerning the executive officers of UPC and its subsidiaries is presented in Part I of this report under Executive Officers of the Registrant and Principal Executive Officers of Subsidiaries.

(c) Section 16(a) Compliance.

Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is set forth in the Section 16(a) Beneficial Ownership Reporting Compliance segment of the Proxy Statement and is incorporated herein by reference.

(d) Code of Ethics for Chief Executive Officer and Senior Financial Officers of Registrant.

The Board of Directors of UPC has adopted the UPC Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the Code). A copy of the Code may be found on the Internet at our website www.up.com/investors. We intend to disclose any amendments to the Code or any waiver from a provision of the Code on our website.

Item 11. Executive Compensation

Information concerning compensation received by our directors and our named executive officers is presented in the Compensation Discussion and Analysis, Summary Compensation Table, Grants of Plan-Based Awards in Fiscal Year 2006, Outstanding Equity Awards at 2006 Fiscal Year-End, Option Exercises and Stock Vested in Fiscal Year 2006, Pension Benefits at 2006 Fiscal Year-End, Nonqualified Deferred Compensation at 2006 Fiscal Year-End, Potential Payments Upon Termination or Change in Control and Director Compensation in Fiscal Year 2006 segments of the Proxy Statement and is incorporated herein by reference. Additional information regarding compensation of directors, including Board committee members, is set forth in the By-Laws of UPC and the Stock Unit Grant and Deferred Compensation Plan for the Board of Directors, both of which are included as exhibits to this report. Information regarding the Compensation Committee is set forth in the Compensation Committee Interlocks and Insider Participation and Compensation Committee Report segments of the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information as to the number of shares of our equity securities beneficially owned by each of our directors and nominees for director, our named executive officers, our directors and executive officers as a group, and certain beneficial owners is set forth in the Security Ownership of Certain Beneficial Owners and Management segment of the Proxy Statement and is incorporated herein by reference.

The following table summarizes the equity compensation plans under which Union Pacific Corporation common stock may be issued as of December 31, 2006.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by security holders	9,389,429[1]	$65.37[2]	18,096,434
Equity compensation plans not approved by security holders [3] ..	1,119,910	55.00	-
Total	10,509,339	$64.22	18,096,434

[1] Includes 464,812 retention units that do not have an exercise price. Does not include 447,170 retention shares that are actually issued and outstanding.

[2] Does not include the retention units or retention shares described above in footnote [1].

[3] The UP Shares Stock Option Plan (UP Shares Plan) is the only equity compensation plan not approved by shareholders. The UP Shares Plan was approved by the Company's Board of Directors on April 30, 1998 and reserved 12,000,000 shares of common stock for issuance. The UP Shares Plan was a broad-based option program that granted each active employee on April 30, 1998 non-qualified options to purchase 200 shares of common stock at $55.00 per share. Options became exercisable on May 1, 2001 and expire on April 30, 2008. If an optionee's employment terminates for any reason, the option remains exercisable for a period of one year after the date of termination, but no option is exercisable after April 30, 2008. No further options may be granted under the UP Shares Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information on related transactions is set forth in the Certain Relationships and Related Transactions and Compensation Committee Interlocks and Insider Participation segments of the Proxy Statement and is incorporated herein by reference. We do not have any relationship with any outside third party that would enable such a party to negotiate terms of a material transaction that may not be available to, or available from, other parties on an arm's-length basis.

Information regarding the independence of our directors is set forth in the Director Independence segment of the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information concerning the fees billed by our independent registered public accounting firm and the nature of services comprising the fees for each of the two most recent fiscal years in each of the following categories: (i) audit fees, (ii) audit—related fees, (iii) tax fees, and (iv) all other fees, is set forth in the Independent Registered Public Accounting Firm's Fees and Services segment of the Proxy Statement and is incorporated herein by reference.

Information concerning our Audit Committee's policies and procedures pertaining to pre-approval of audit and non-audit services rendered by our independent registered public accounting firm is set forth in the Audit Committee segment of the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules, and Exhibits:

(1) Financial Statements

The financial statements filed as part of this filing are listed on the index to the Financial Statements and Supplementary Data, Item 8, on page 42.

(2) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or not required or the information required to be set forth therein is included in the Financial Statements and Supplementary Data, Item 8, or notes thereto.

(3) Exhibits

Exhibits are listed in the exhibit index beginning on page 80. The exhibits include management contracts, compensatory plans and arrangements required to be filed as exhibits to the Form 10-K by Item 601 (10) (iii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 23rd day of February, 2007.

UNION PACIFIC CORPORATION

By /s/ James R. Young
James R. Young,
Chairman, President,
Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, on this 23rd day of February, 2007, by the following persons on behalf of the registrant and in the capacities indicated.

PRINCIPAL EXECUTIVE OFFICER
AND DIRECTOR:

/s/ James R. Young
James R. Young,
Chairman, President,
Chief Executive Officer, and Director

PRINCIPAL FINANCIAL OFFICER:

/s/ Robert M. Knight, Jr.
Robert M. Knight, Jr.,
Executive Vice President—Finance and Chief
Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Richard J. Putz
Richard J. Putz,
Vice President and Controller

DIRECTORS:

Andrew H. Card, Jr.*
Erroll B. Davis, Jr.*
Thomas J. Donohue*
Archie W. Dunham*

Judith Richards Hope*
Charles C. Krulak*
Michael W. McConnell*
Steven R. Rogel*

* By /s/ Thomas E. Whitaker
Thomas E. Whitaker, Attorney-in-fact

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, for the Years Ended December 31,	***2006***	*2005*	*2004*
Allowance for doubtful accounts:			
Balance, beginning of period	**$ 126**	$ 107	$ 101
Charges/(reduction) to expense	**(7)**	2	11
Net recoveries / (write-offs)	**(20)**	17	(5)
Balance, end of period	**$ 99**	$ 126	$ 107
Allowance for doubtful accounts are presented in the Consolidated Statements of Financial Position as follows:			
Current	**$ 6**	$ 16	$ 19
Long-term	**93**	110	88
Balance, end of period	**$ 99**	$ 126	$ 107
Accrued casualty costs:			
Balance, beginning of period	**$1,354**	$1,303	$ 989
Charges to expense	**417**	409	683
Cash payments and other reductions	**(494)**	(358)	(369)
Balance, end of period	**$1,277**	$1,354	$1,303
Accrued casualty costs are presented in the Consolidated Statements of Financial Position as follows:			
Current	**$ 409**	$ 478	$ 419
Long-term	**868**	876	884
Balance, end of period	**$1,277**	$1,354	$1,303

Union Pacific Corporation
Exhibit Index

Exhibit No.	Description
Filed with this Statement	
3(a)	By-Laws of UPC, as amended, effective October 1, 2006.
10(a)	Form of 2007 Long Term Plan Stock Unit Agreement.
10(b)	UPC 2000 Directors Stock Plan, as amended November 16, 2006 and January 30, 2007.
10(c)	UP Shares Stock Option Plan of UPC, as amended November 16, 2006.
10(d)	The 1993 Stock Option and Retention Stock Plan of UPC, as amended November 16, 2006.
10(e)	UPC 2001 Stock Incentive Plan, as amended November 16, 2006.
10(f)	UPC 2004 Stock Incentive Plan, as amended November 16, 2006.
12	Ratio of Earnings to Fixed Charges.
21	List of the Corporation's significant subsidiaries and their respective states of incorporation.
23	Independent Registered Public Accounting Firm's Consent.
24	Powers of attorney executed by the directors of UPC.
31(a)	Certification Pursuant to Rule 13a-14(a), of the Exchange Act, as Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – James R. Young.
31(b)	Certification Pursuant to Rule 13a-14(a), of the Exchange Act, as Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Robert M. Knight, Jr.
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – James R. Young.
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Robert M. Knight, Jr.

Incorporated by Reference

3(b)	Revised Articles of Incorporation of UPC, as amended through April 25, 1996, are incorporated herein by reference to Exhibit 3 to the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.
4(a)	Indenture, dated as of December 20, 1996, between UPC and Citibank, N.A., as Trustee, is incorporated herein by reference to Exhibit 4.1 to UPC's Registration Statement on Form S-3 (No. 333-18345).
4(b)	Indenture, dated as of April 1, 1999, between UPC and JP Morgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee, is incorporated herein by reference to Exhibit 4.2 to UPC's Registration Statement on Form S-3 (No. 333-75989).
4(c)	Form of Debt Security is incorporated herein by reference to Exhibit 4.3 to UPC's Registration Statement on Form S-3 (No. 33-59323). Certain instruments evidencing long-term indebtedness of UPC are not filed as exhibits because the total amount of securities authorized under any single such instrument does not exceed 10% of the Corporation's total consolidated assets. UPC agrees to furnish the Commission with a copy of any such instrument upon request by the Commission.
10(g)	Amended and Restated Registration Rights Agreement, dated as of July 12, 1996, among UPC, UP Holding Company, Inc., Union Pacific Merger Co. and Southern Pacific Rail Corporation (SP) is incorporated herein by reference to Annex J to the Joint Proxy Statement/Prospectus included in Post-Effective Amendment No. 2 to UPC's Registration Statement on Form S-4 (No. 33-64707).
10(h)	Agreement, dated September 25, 1995, among UPC, UPRR, Missouri Pacific Railroad Company (MPRR), SP, Southern Pacific Transportation Company (SPT), The Denver & Rio Grande Western Railroad Company (D&RGW), St. Louis Southwestern Railway Company (SLSRC) and SPCSL Corp. (SPCSL), on the one hand, and Burlington Northern Railroad Company (BN) and The Atchison, Topeka and Santa Fe Railway Company (Santa Fe), on the other hand, is incorporated by reference to Exhibit 10.11 to UPC's Registration Statement on Form S-4 (No. 33-64707).
10(i)	Supplemental Agreement, dated November 18, 1995, between UPC, UPRR, MPRR, SP, SPT, D&RGW, SLSRC and SPCSL, on the one hand, and BN and Santa Fe, on the other hand, is incorporated herein by reference to Exhibit 10.12 to UPC's Registration Statement on Form S-4 (No. 33-64707).
10(j)	The Executive Incentive Plan of UPC, as amended May 31, 2001, is incorporated herein by reference to Exhibit 10(b) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
10(k)	Written Description of Premium Exchange Program Pursuant to 1993 Stock Option and Retention Stock Plan of UPC is incorporated herein by reference to Exhibit 10(b) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

10(l)	UPC Key Employee Continuity Plan dated November 16, 2000, is incorporated herein by reference to Exhibit 10(o) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.
10(m)	The Pension Plan for Non-Employee Directors of UPC, as amended January 25, 1996, is incorporated herein by reference to Exhibit 10(w) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995.
10(n)	The Executive Life Insurance Plan of UPC, as amended October 1997, is incorporated herein by reference to Exhibit 10(t) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997.
10(o)	The UPC Stock Unit Grant and Deferred Compensation Plan for the Board of Directors, as amended January 1, 2003, is incorporated herein by reference to Exhibit 10(a) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004.
10(p)	Charitable Contribution Plan for Non-Employee Directors of Union Pacific Corporation is incorporated herein by reference to Exhibit 10(z) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995.
10(q)	Written Description of Other Executive Compensation Arrangements of Union Pacific Corporation is incorporated herein by reference to Exhibit 10(q) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1998.
10(r)	Form of Non-Qualified Stock Option Agreement for Executives is incorporated herein by reference to Exhibit 10(a) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(s)	Form of Stock Unit Agreement for Executives is incorporated herein by reference to Exhibit 10(b) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(t)	Form of Stock Unit Agreement for Executive Incentive Premium Exchange Program is incorporated herein by reference to Exhibit 10(c) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(u)	Form of Non-Qualified Stock Option Agreement for Directors is incorporated herein by reference to Exhibit 10(d) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(v)	Form of Stock Unit Agreement for Executives, is incorporated herein by reference to Exhibit 10(b) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
10(w)	Form of Non-Qualified Stock Option Agreement for Executives, is incorporated herein by reference to Exhibit 10(c) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

10(x)	UPC Executive Incentive Plan, effective May 5, 2005, is incorporated herein by reference to Exhibit 10(d) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
10(y)	Supplemental Thrift Plan of UPC, as amended December 21, 2005, is incorporated herein by reference to Exhibit 10(e) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
10(z)	The Supplemental Pension Plan for Officers and Managers of UPC and Affiliates, as amended December 21, 2005, is incorporated herein by reference to Exhibit 10(f) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
10(aa)	Executive Incentive Plan (2005) – Deferred Compensation Program, dated December 21, 2005, is incorporated herein by reference to Exhibit 10(g) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	*2006*	*2005*	*2004*	*2003*	*2002*
Earnings:					
Net income	$1,606	$1,026	$ 604	$1,056	$1,265
Equity earnings net of distributions	(59)	(48)	(47)	15	(34)
Total earnings	1,547	978	557	1,071	1,231
Income taxes	919	410	252	581	680
Fixed charges:					
Interest expense including amortization of debt discount	477	504	527	574	632
Portion of rentals representing an interest factor	243	220	206	169	172
Total fixed charges	720	724	733	743	804
Earnings available for fixed charges	$3,186	$2,112	$1,542	$2,395	$2,715
Ratio of earnings to fixed charges	4.4	2.9	2.1	3.2	3.4

Exhibit 21

SIGNIFICANT SUBSIDIARIES OF UNION PACIFIC CORPORATION

Name of Corporation	State of Incorporation
Union Pacific Railroad Company	Delaware
Southern Pacific Rail Corporation	Utah

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-12513, Registration Statement No. 33-53968, Registration Statement No. 33-49785, Registration Statement No. 33-49849, Registration Statement No. 33-51071, Registration Statement No. 333-10797, Registration Statement No. 333-13115, Registration Statement No. 333-16563, Registration Statement No. 333-88225, Registration Statement No. 333-88709, Registration Statement No. 333-57958, Registration Statement No. 333-61856, Registration Statement No. 333-42768, Registration Statement No. 333-106707, Registration Statement No. 333-106708, Registration Statement No. 333-105714, Registration Statement No. 333-105715, Registration Statement No. 333-116003, and Registration Statement 333-132324 on Forms S-8 and Registration No. 333-88666, Amendment No. 1 to Registration Statement No. 333-88666, and Registration Statement No. 333-111185 on Forms S-3 of our reports dated February 16, 2007, relating to the consolidated financial statements and financial statement schedule of Union Pacific Corporation and Subsidiary Companies (which report expressed an unqualified opinion and included an explanatory paragraph relating to the Corporation's adoption, in 2006, of Statement of Financial Accounting Standard No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*) and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Union Pacific Corporation and Subsidiary Companies for the year ended December 31, 2006.

Deloitte & Touche LLP

Omaha, Nebraska
February 22, 2007

Exhibit 24

UNION PACIFIC CORPORATION
Powers of Attorney

Each of the undersigned directors of Union Pacific Corporation, a Utah corporation (the "Company"), do hereby appoint each of James R. Young, Barbara W. Schaefer, and Thomas E. Whitaker his or her true and lawful attorney-in-fact and agent, to sign on his or her behalf the Company's Annual Report on Form 10-K, for the year ended December 31, 2006, and any and all amendments thereto, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of February 22, 2007.

/s/ Andrew H. Card, Jr.
Andrew H. Card, Jr.

/s/ Erroll B. Davis, Jr.
Erroll B. Davis, Jr.

/s/ Thomas J. Donohue
Thomas J. Donohue

/s/ Archie W. Dunham
Archie W. Dunham

/s/ Judith Richards Hope
Judith Richards Hope

/s/ Charles C. Krulak
Charles C. Krulak

/s/ Michael W. McConnell
Michael W. McConnell

/s/ Steven R. Rogel
Steven R. Rogel

Exhibit 31(a)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, James R. Young, certify that:

1. I have reviewed this annual report on Form 10-K of Union Pacific Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ James R. Young

James R. Young
Chairman, President and
Chief Executive Officer

Exhibit 31(b)

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Robert M. Knight, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Union Pacific Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ Robert M. Knight, Jr.

Robert M. Knight, Jr.
Executive Vice President – Finance and
Chief Financial Officer

Exhibit 32(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of Union Pacific Corporation (the Corporation) on Form 10-K for the period ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James R. Young, Chairman, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

By: /s/ James R. Young

James R. Young
Chairman, President and
Chief Executive Officer
Union Pacific Corporation

February 23, 2007

A signed original of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of Union Pacific Corporation (the Corporation) on Form 10-K for the period ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert M. Knight, Jr., Executive Vice President—Finance and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

By: /s/ Robert M. Knight, Jr.

Robert M. Knight, Jr.
Executive Vice President – Finance and
Chief Financial Officer
Union Pacific Corporation

February 23, 2007

A signed original of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179
(402) 544-5000
www.up.com

Union Pacific Railroad Company
1400 Douglas Street
Omaha, NE 68179
www.up.com

TRANSFER AGENT AND REGISTRAR OF STOCK

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STOCK LISTING

New York Stock Exchange (NYSE)
Ticker Symbol: UNP

ANNUAL MEETING OF SHAREHOLDERS

May 3, 2007
Little America Hotel
500 South Main Street
Salt Lake City, UT

INFORMATION SOURCES

The contact for media inquiries is Corporate Relations at (402) 544-3529. Institutional investors and financial analysts can contact Investor Relations at (402) 544-4227 or (877) 547-7261. Written inquiries for Corporate or Investor Relations can be directed to Union Pacific Corporation's address listed above.

Individual shareholder questions should be directed to the Corporation's Transfer Agent using the contact information above.

SEC FILINGS AND OTHER CORPORATE INFORMATION

Union Pacific makes available free of charge on our Internet Web site at **www.up.com/investors** our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, Forms 3, 4 and 5, filed on behalf of directors and executive officers, and amendments to such reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). We also make available on our Web site previously filed SEC reports and exhibits via a link to "EDGAR" on the SEC's Internet site at **www.sec.gov**. Additionally, our corporate governance materials (including By-Laws, Board Committee charters, governance guidelines and policies, and codes of conduct and ethics for directors, officers and employees), news releases, investor fact books and other general information about Union Pacific are available on our Web site. From time to time, the corporate governance materials on our Web site may be updated as necessary to comply with rules issued by the SEC and NYSE or as desirable to promote the effective and efficient governance of our Company.

Copies of Union Pacific's 2006 Annual Report/Form 10-K and other corporate materials also are available, without charge, by writing to:

Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

UNION PACIFIC
BUILDING AMERICA®


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Union Pacific Railroad
Union Pacific Via Haulage or Trackage Rights
Mexico Rail Systems

UNION PACIFIC

Headquartered in Omaha, Nebraska, Union Pacific Railroad operates more than 32,300 route miles in the western two-thirds of the United States. Supporting the nation's economy, Union Pacific links 23 states, every major West Coast and Gulf Coast port, and the fastest-growing U.S. population centers. The Railroad has one of the industry's most diversified commodity mixes and serves the East through four major gateways in Chicago, St. Louis, Memphis and New Orleans. Additionally, Union Pacific connects with Canada's rail systems and is the only railroad serving all six major gateways to Mexico. The Company's computer systems provide real-time information about customer shipments moving daily aboard more than 3,300 trains, many of which are controlled by Omaha's Harriman Dispatching Center. The Railroad operates almost 8,500 locomotives, most equipped with computerized control systems, and freight cars total over 104,700. Union Pacific has more than 50,000 employees.

BUILDING AMERICA®

UNION PACIFIC

BUILDING AMERICA

1400 Douglas Street Omaha, Nebraska 68179 www.up.com

END